UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2008
Commission File Number: 001-31994
Semiconductor Manufacturing International Corporation
(Translation of registrant’s name into English)
18 Zhangjiang Road
Pudong New Area, Shanghai 201203
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
This interim report may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, risks of litigation, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.
Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION
References in this interim report to:
•	“Company” or “SMIC” are to Semiconductor Manufacturing International Corporation;
•	“China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this interim report, Hong Kong, Macau and Taiwan;
•	“EUR” are to Euros;
•	“HK$” are to Hong Kong dollars;
•	“Rmb” are to Renminbi, the legal currency of China;
•	“US$” or “USD” are to U.S. dollars;
•	“SEHK” or “Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited
•	“SEC” are to the U.S. Securities and Exchange Commission;
•	“NYSE” or “New York Stock Exchange” are to the New York Stock Exchange, Inc.;
•	“2008 AGM” are to the Company’s Annual General Meeting held on June 2, 2008; and
•	“global offering” are to the initial public offering of our ADSs and our ordinary shares, which offering was completed on March 18, 2004.
All references in this interim report to silicon wafer quantities are to 8-inch wafer equivalents, unless otherwise specified. Conversion of quantities of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established by the manufacturers of the equipment used in those facilities. References to key process technology nodes, such as 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, 90 nanometer, and 65 nanometer include the stated resolution of the process technology, as well as intermediate resolutions down to but not including the next key process technology node of finer resolution. For example, when we state “0.25 micron process technology,” that also includes 0.22 micron, 0.21 micron, 0.20 micron and 0.19 micron technologies. “0.18 micron process technology” also includes 0.17 micron and 0.16 micron technologies; “0.15 micron process technology” includes 0.14 micron technology; and “0.13 micron process technology” includes 0.11 micron and 0.10 micron technologies. References to “U.S. GAAP” mean the generally accepted accounting principles in the United States. Unless otherwise indicated, our financial information presented in this interim report has been prepared in accordance with U.S. GAAP.

Chairman’s Statement
Dear Shareholders,
The Chinese semiconductor industry has been experiencing rapid growth in the past several years and has now become one of the fastest growing markets in the world. Within such a dynamic and exciting market, SMIC, the third largest foundry in the world, is well positioned to capture this growth by leveraging its proven technology and building upon its local and international customer base.
We are pleased with the progress of our various strategic initiatives in the first half of 2008. Our effort in converting our DRAM into logic capacity is going full speed and will better position us to deliver for our customers. Next, the addition of our Shenzhen fab will enable us to grow our strategic partnerships and expand our customer base within China. Our operations in Beijing, Shanghai, Tianjin, Chengdu, Wuhan and Shenzhen will enable us to better service our customers, improve operational efficiency, and further capture the growth opportunities in China. Finally, we are continuing our advanced technology research and development as this will be key to our future success in meeting our customers’ demand. Our collaboration with IBM on the 45nm development is on track, and we have commenced the 65nm internal library development. We are confident with our overall strategic direction in light of these recent advances.
High-level transparency, accountability, and adherence to international standards of corporate governance continue to be important pillars for SMIC as a world-class foundry. As a publicly listed company on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited, we have complied with various requirements including the Sarbanes-Oxley Act of 2002. We continually strive to achieve the “best-practice” in corporate governance and in corporate disclosure in order to enhance our shareholder value on a sustainable basis.
By leveraging our firm business values with our solid business strategy, we are well positioned for continued growth and development and the further strengthening of our position in Mainland China.
Sincerely,
Yang Yuan Wang
Chairman of the Board
Shanghai, PRC
September 19, 2008

Chief Executive Officer’s Statement
Dear Shareholders,
For the first six months of 2008 our total revenue declined to US$705.3 million as compared to US$763.1 million for the first six months of 2007 as we exited the commodity DRAM business. However, in the first six months of 2008 we shipped 40% more logic wafers compared to the first six months of 2007, and our second quarter losses were significantly narrowed to $45.6 million from a $224.8 million loss in the first quarter which included an impairment loss of $105.8M.
The first six months’ losses were primarily due to the fact that we exited the commodity DRAM business and are in transitioning from DRAM production to logic production in our Beijing facility.
The process of converting DRAM capacity into logic has been successful. A number of new logic tape-outs with high yield are now in customer qualification and a few have entered into production. The ramp-up of our logic capacity remains critical to our strategy, as it will better position us to match the market demand for our services.
In the second quarter, we witnessed rather strong customer demand, despite the severe macroeconomic situation in the U.S. The demand for our 8-inch fab logic service was very strong for the second quarter, particularly in communications and consumer market segments. On a regional basis, revenue from North America remains solid, while revenue from the Asia Pacific region, including Mainland China and Taiwan, has seen the highest growth.
We are continuing our efforts in developing advanced technology nodes to meet the needs of our customers. We have commenced our internal 65nm library and bit cell development, and our 45nm collaboration with IBM is proceeding on schedule. I am also pleased to report the signing of a strategic agreement with Spansion on the 43nm Flash technology.
We are pleased to see strong progress being made by our Chinese customers. We continue to serve a few customers with our 90nm technology process, and have also engaged customers at the 65nm technology node. One customer announced that their new RFID product, which was manufactured in our factory, received EPC Global official certification this month. This is the first Chinese-made RFID product to receive this international certification. Another customer started mass production of their 3G CMMB mobile TV chipset in the second quarter in our fab. The demand appears to be strong and should continue throughout to the rest of the year. Moving forward, we will continue to strengthen our local advantage in China by furthering our collaboration with local fabless design houses.
We are also pleased with our profitable solar business and approved expansion plan. We aim to expand our solar capacity five to six times our current production output in the first half of 2009.
As we continue to execute on our growth plans, we believe we will continue to create value for our customers worldwide and further enhance shareholder value in the coming years.
May God bless you and SMIC,
Richard R. Chang
Chief Executive Officer
Shanghai, PRC
September 19, 2008

Corporate Information

Registered name	Semiconductor Manufacturing International Corporation

Chinese name

Registered office	PO Box 309
Ugland House
George Town, KY1-1104
Cayman Islands

Head office and	18 Zhangjiang Road
place of business	Pudong New Area
in PRC	Shanghai 201203
PRC

Place of business in	Suite 3003, 30th Floor
Hong Kong registered	No. 9 Queen’s Road
under Part XI of the	Central
Companies Ordinance	Hong Kong

Website address	http://www.smics.com

Company secretary	Anne Wai Yui Chen

Authorized	Richard R. Chang
representatives	Anne Wai Yui Chen

Places of listing	Hong Kong Stock Exchange
New York Stock Exchange

Name of share	Semiconductor Manufacturing International Corporation

Stock code	0981 (SEHK)
SMI (NYSE)

*	For identification purposes only

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The Board of Directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company”) would like to announce the unaudited interim results of operations of the Company and its subsidiaries for the six months ended June 30, 2008, and would like to express their gratitude to the shareholders and their staff for the support of the Company.
Sales
Sales decreased by 7.6% from US$763.1 million for the six months ended June 30, 2007 to US$705.3 million for the six months ended June 30, 2008, primarily as a result of the company’s exit from the DRAM commodity business and transition to increased capacity for logic production. The number of wafers the Company shipped decreased by 4.2%, from 894,038 8-inch wafer equivalents to 856,373 8-inch wafer equivalents, between these two periods. The simplified average selling price of total revenue during this period decreased by 3.5% from US$854 per wafer to US$824 per wafer.
Nevertheless, the Company’s non-DRAM business continues to grow strongly. Non-DRAM revenue increased by 24.8% from US$520.3 million for the six months ended June 30, 2007 to US$649.3 million for the six months ended June 30, 2008, primarily from logic revenue associated with 0.35, 0.18 and 0.13 micron process technologies.
Cost of sales and gross profit (loss)
Cost of sales increased by 4.3% from US$687.6 million for the six months ended June 30, 2007 to US$717 million for the six months ended June 30, 2008. This increase was primarily due to a US$28.7 million additional loss provision taken against the remaining DRAM inventories.
The Company had a gross loss of US$11.7 million for the six months ended June 30, 2008 compared to a gross profit of US$75.4 million for the six months ended June 30, 2007. Gross margins decreased to -2% for the six months ended June 30, 2008 from 9.9% for the six months ended June 30, 2007. The decrease in gross margin was primarily due to losses from the exit of the commodity DRAM business and a resulting higher unit cost due to reduced loading in the Beijing Fab.
Operating income, expenses and loss from operations
Operating expenses increased by 30.3% from US$97.3 million for the six months ended June 30, 2007 to US$126.8 million for the six months ended June 30, 2008 (excluding the income from the disposal of properties and the $105.8 million impairment loss) primarily due to an increase in R&D expenses.
Research and development expenses increased by 60.1% from US$44.9 million for the six months ended June 30, 2007 to US$71.9 million for the six months ended June 30, 2008 primarily due to start up costs associated with the new 12-inch project in Shanghai.
Selling and marketing expenses increased by 13.7% from US$8.1 million for the six months ended June 30, 2007 to US$9.2 million for the six months ended June 30, 2008, primarily due to an increase in personnel related expenses associated with sales activities.

General and administrative expenses remained relatively flat at US$31.9 million for the six months ended June 30, 2008, a slight 0.3% increase from US$31.8 million for the six months ended June 30, 2007.
An asset impairment loss of $105.8 million was recorded in Q1 2008 relating to the Beijing facility as a result of the decision to exit the commodity DRAM business.
Income from the disposal of properties decreased from US$28.5 million for the six months ended June 30, 2007 to US$1.6 million for the six months ended June 30, 2008.
The Company’s operating loss was US$242.6 million for the six months ended June 30, 2008 compared to operating gain of US$6.6 million for the six months ended June 30, 2007.
The Company’s operating margin was (34.4)% for the six months ended June 30, 2008 and 0.9% for the six months ended June 30, 2007.
Other income (expenses)
Other expenses increased by 44.0% from US$6.1 million for the six months ended June 30, 2007 to US$8.8 million for the six months ended June 30, 2008. This increase was primarily attributable to the increase in interest expense from US$11.7 million for the six months ended June 30, 2007 to US$32.5 million for the six months ended June 30, 2008. The increase in interest expense was primarily due to a decrease in government subsidy. However, interest income increased by 40.6%, from US$5.6 million for the six months ended June 30, 2007 to US$7.8 million for the six months ended June 30, 2008. Also, foreign exchange increased to a gain of US$12.8 million for the six months ended June 30, 2008 from a loss of US$1.1 million for the six months ended June 30, 2007.
The Company’s net foreign exchange gain and loss, including operating, financing, and investing activities, was a gain of US$16.5 million for the six months ended June 30, 2008 compared to a gain of US$2.5 million for the six months ended June 30, 2007.
Net income (loss)
Due to the factors described above, the Company had a net loss of US$270.5 million for the six months ended June 30, 2008 compared to a net gain of US$6.7 million for the six months ended June 30, 2007.
Liquidity and Capital Resources
The Company incurred capital expenditures of US$460.9 million for the six months ended June 30, 2007 and US$367 million for the six months ended June 30, 2008. The Company has financed substantial capital expenditure requirements through the proceeds received from the cash flows from operations and bank borrowings.
As of June 30, 2008, the Company had US$480.3 million in cash and cash equivalents. These cash and cash equivalents are held in the form of United States Dollars, Japanese Yen, European Euro, and Chinese Renminbi. The net cash provided by operating activities decreased by 15.1% from US$333.7 million for the six months ended June 30, 2007 to US$283.4 million for the six months ended June 30, 2008.
The Company’s net cash used in investing activities was US$473.8 million for the six months ended June 30, 2008, primarily attributable to purchases of plant and equipment for the Mega Fab in Shanghai, Mega Fab in Beijing, Fab 7 and Fab 8 as well as costs associated with the construction of Fab 8. Net cash used in investing activities was US$324.1 million for the six months ended June 30, 2007, primarily attributable to purchases of plant and equipment for the Mega Fab in Shanghai, Mega Fab in Beijing, Fab 7, and Fab 8 as well as costs associated with the construction of Fab 8.

The Company’s net cash used in financing activities was US$201.5 million for the six months ended June 30, 2008. This was primarily derived from US$280.5 million in proceeds from short-term borrowings, US$250.7 million in proceeds from long-term debt, US$15.0 million in the repayment of promissory notes, US$144.5 million in the repayment of short-term borrowings, and US$170.8 million in the repayment of long-term debt.
The Company’s net cash used in financing activities was US$0.7 million for the six months ended June 30, 2007. This was primarily due to repayment of US$70 million in short-term borrowings, repayment of US$25.3 million in long-term debt borrowings, repayment of US$15.0 million in promissory notes, and proceeds of US$107 million from short-term borrowings.
As of June 30, 2008, the Company’s outstanding long-term liabilities primarily consisted of US$1,036.9 million in secured bank loans, of which US$341.6 million is classified as the current portion of long-term loans. The long-term loans are repayable in installments commencing in December 2006 with the last payments due in August 2012.
Long-term debt. In June 2006, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”) entered into a new USD denominated long-term facility arrangement for US$600.0 million with a consortium of international and PRC banks. Of this principal amount, US$392.6 million was used to repay the principal amount outstanding under SMIC Shanghai’s bank facilities from December 2001 and January 2004. The remaining principal amount will be used to finance future expansion and general corporate requirement for SMIC Shanghai. The Company has guaranteed SMIC Shanghai’s obligations under this facility. As of June 30, 2008, SMIC Shanghai had fully drawn down US$600.0 million on this loan facility. The Company has repaid US$270.0 million and the remaining balance of US$330.0 million was outstanding as of June 30, 2008. The interest rate on this loan facility ranged from 3.7% to 5.8% for the six months ended June 30, 2008. The interest expense incurred for the six months ended June 30, 2008 and 2007 was US$9.2 million and US$8.8 million, respectively, of which interest expense of 2007 was fully offset by the government subsidy granted in the period and US$2.7 million was capitalized as additions to assets under construction for the six months ended June 30, 2008.
The key financial covenants contained in the loan agreement entered into in June 2006 include the following:
Any of the following in respect of SMIC Shanghai would constitute an event of default during the term of the loan agreement (unless otherwise waived by the lenders to such agreement):
•	Consolidated tangible net worth of less than US$1.2 billion;
•	The percentage of consolidated total borrowings to consolidated tangible net worth of more than 60% for periods up to and including December 31, 2008 and exceeds 45% thereafter;
•	The ratio of consolidated total borrowings to EBITDA for the prior four quarters exceeds 1.50x; or
•	The debt service coverage ratio is less than 1.50x, where the debt service coverage ratio is the ratio of EBITDA for the previous four quarters divided by scheduled principal repayments and interest expense for all bank borrowings (including hire purchases, leases and other borrowed monies) for the same period.
Any of the following in respect of the Company would constitute an event of default during the term of the loan agreement (unless otherwise waived by the lenders to such agreement):
•	Consolidated tangible net worth of less than US$2.3 billion;
•	The percentage of consolidated net borrowings to consolidated tangible net worth of more than 50% for periods up to and including June 30, 2009 and exceeds 40% thereafter; or
•	The ratio of consolidated net borrowings to EBITDA for the prior four quarters exceeds 1.50x for periods up to and including June 30, 2009 and exceeds 1.3x thereafter.

As of June 30, 2008, SMIC Shanghai had met these covenants such that no event of default had been triggered.
In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”) entered into a five year USD denominated loan facility in the aggregate principal amount of US$600.0 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan will be used to expand the capacity of SMIC Beijing’s fabs. The drawdown period of this facility was twelve months from the sign off date of the agreement. As of June 30, 2008, SMIC Beijing had fully drawn-down US$600.0 million on this loan facility. The interest rate on this loan facility ranged from 4.8% to 6.4% for the six months ended June 30, 2008. The principal amount is repayable starting in December 2007 in six semi-annual installments. As of June 30, 2008, SMIC Beijing had repaid US$200.0 million and the remaining balance of US$400.0 million was outstanding as of June 30, 2008. The interest expense incurred for the six months ended June 30, 2008 was US$15.9 million, of which US$1.2 million was capitalized as additions to assets under construction. The interest expense incurred for the six months ended June 30, 2007 in the amount of US$21.0 million was partially offset by the government subsidy granted in the period and US$0.1 million was capitalized as additions to assets under construction for the six months ended June 30, 2007.
Any of the following would constitute an event of default for SMIC Beijing during the term of the facility (unless otherwise waived by the lenders to such agreement):
•	[Net profit + depreciation + amortization + financial expenses — (increase of accounts receivable and advanced payments + increase of inventory — increase in accounts payable and advanced receipts)]/ financial expenses < 1; and
•	(Total liability — borrowings from shareholders, including principal and interest)/Total assets > 60% (when SMIC Beijing’s capacity is less than 20,000 12-inch wafers per month); and (Total liability —borrowings from shareholders, including principal and interest)/Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 12-inch wafers per month).
As of June 30, 2008, SMIC Beijing had met these covenants.
On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR 85 million (equivalent to approximately US$105 million) with a syndicate of banks and ABN Amro Bank N.V. and Commerz Bank (Nederland) N.V. as the leading bank. The drawdown period of the facility ends on the earlier of (i) twenty six months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw down made under the facility shall be repaid in full by us in ten equal semi-annual installments.
As of June 30, 2008, Semiconductor Manufacturing International (Tianjin) Corporation (“SMIC Tianjin”) had drawn down EUR 15.1 million and repaid an aggregated amount of EUR 7.5 million. As of June 30, 2008, the remaining balance is EUR 7.6 million, with the U.S. dollar equivalent of US$12.0 million. The interest rate on this loan facility ranged from 4.7% to 5.9% for the six months ended June 30, 2008. The interest expense incurred for the six months ended June 30, 2008 and 2007 were US$0.4 and US$0.3 million of which US$0.05 million and US$0.1 million was capitalized additions to assets under construction for the six months ended June 30, 2008 and 2007, respectively.
As of June 30, 2008, SMIC Shanghai had drawdown EUR 28.4 million and repaid an aggregated amount of EUR 5.7 million. As of June 30, 2008, the remaining balance is EUR 22.7 million, with the US dollar equivalent of US$35.9 million. The interest rate on this loan facility ranged from 4.6% to 4.9% for the six months ended June 30, 2008. The interest expense for the six months ended June 30, 2008 was US$0.9 million of which US$0.3 million was capitalized as additions to assets under construction for the six months ended June 30, 2008.

In May 2006, SMIC Tianjin entered into a loan facility in the aggregate principal amount of US$300.0 million with a consortium of international and Chinese banks. This facility is secured by the manufacturing equipment located in our Tianjin fab, except for the manufacturing equipment purchased using the EUR denominated loan, and our land use rights and plant in proportion to the principal amount outstanding under this facility and the EUR denominated loan. The Company has guaranteed SMIC Tianjin’s obligations under this facility. As of June 30, 2008, SMIC Tianjin had drawn down US$259.0 million on this loan facility. The principal amount is repayable starting from 2010 in six semi-annual installments. The interest rate on the loan ranged from 4.1% to 6.0% for the six months ended June 30, 2008. The interest expense incurred for the six months ended June 30, 2008 was US$2.4 million, of which US$0.56 million was capitalized as additions to assets under construction for the six months ended June 30, 2008.
Any of the following in respect of SMIC Tianjin would constitute an event of default during the term of the facility (unless otherwise waived by the lenders to such agreement):
•	[Net profit + depreciation + amortization + financial expenses — (increase of accounts receivable and advanced payments + increase of inventory — increase in accounts payable and advanced receipts)] / financial expenses < 1; and
•	The ratio of total debt to total assets is more than 60% during the ramp up period of SMIC Tianjin and more than 40% after the facility is at full capacity.
As of June 30, 2008, SMIC Tianjin had met these covenants.
Short-term borrowings. As of June 30, 2008, the Company had short-term credit agreements that provided total credit facilities up to approximately US$446 million on a revolving credit basis. As of June 30, 2008, the Company had drawn down approximately US$243 million under these credit agreements and approximately US$203 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for the amount of US$87 million, which is secured by term deposits. The interest expense incurred for the six months ended June 30, 2008 and 2007 were US$3.0 million and US$1.9 million, respectively. The interest rate on the loans ranged from 3.3% to 7.3% for the six months ended June 30, 2008.
Capitalized Interest
Interest cost incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$4.7 million and US$0.6 million have been added to the cost of the underlying assets during the six months ended June 30, 2008 and June 30, 2007, respectively, and is amortized over the respective useful life of the assets. For the six months ended June 30, 2008 and June 30, 2007, the Company recorded amortization expenses relating to the capitalized interest of US$3.4 million and US$2.6 million, respectively.
Commitments
As of June 30, 2008, the Company had commitments of US$75.6 million for construction obligations for the Beijing, Tianjin, Shanghai, Energy Technology and Chengdu facilities, and US$369.4 million to purchase machinery and equipment for the Beijing, Tianjin, Shanghai, Energy Technology, Cayman and Chengdu facilities.

Debt to Equity Ratio
As of June 30, 2008, the Company’s debt to equity ratio was 46% calculated by dividing the sum of the short-term borrowings, current portion of long-term debt and long-term debt by total shareholders’ equity.
Contingent Liabilities
As of June 30, 2008, the Company did not have any material contingent liabilities.
Foreign Exchange Rate Fluctuation Risk
The Company’s revenues, expenses, and capital expenditure are primarily transacted in United States Dollars. However, since the Company has operations consisting of manufacturing, sales activities and capital purchasing outside of the U.S., the Company enters into transactions in other currencies and is primarily exposed to changes in exchange rates for the EURO, Japanese Yen, and Chinese Renminbi.
To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign currency denominated activities. These forward exchange contracts are principally denominated in Chinese Renminbi, Japanese Yen or EURO and do not qualify for hedge accounting in accordance with SFAS No. 133. As of June 30, 2008, the Company had outstanding foreign currency forward exchange contracts with a notional amount of US$68.3 million all of which matured in June 2009. Notional amounts are stated in U.S. dollar equivalent spot market exchange rates, as of the respective dates.
As of June 30, 2008, the fair value of foreign currency forward exchange contracts was a loss of approximately US$2.3 million, which is recorded in accrued expenses and other current liabilities. The Company does not enter into foreign currency exchange contracts for speculative purposes.
Interest Rate Risk
The Company’s exposure to interest rate risks relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The Company’s long-term debt obligations are all subject to variable interest rates. The interest rates on the Company’s U.S. dollar-denominated loans are linked to the LIBOR. The interest on the Company’s EURO denominated loans are linked to the EURIBOR. As a result, the interest on the Company’s loans are subject to fluctuations in the underlying interest rates to which they are linked.
Cross Currency Swap Fluctuation Risk
On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR85 million. The company is primarily exposed to changes in exchange rate for the EURO.
To minimize the risk, the company entered into a cross currency swap contract with contract terms fully matching the repayment schedule of the long-term loan to protect against the adverse effect of exchange rate fluctuations arising from the foreign-currency denominated loan. The cross currency swap contract does not qualify for hedge accounting in accordance with SFAS No. 133.

Litigation
On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas)) in the Superior Court of the State of California, County of Alameda for alleged breach of the Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement.
In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products.
The Company has vigorously denied all allegations of misappropriation. The Court has made no finding that TSMC’s claims are valid, nor has it set a trial date.
On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.
On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.
TSMC filed with the California court in January 2007 a motion seeking to enjoin the PRC action. In February 2007, TSMC filed with the Beijing High Court a jurisdictional objection, challenging the competency of the Beijing High Court’s jurisdiction over the PRC action.
In March 2007, the California Court denied TSMC’s motion to enjoin the PRC action. TSMC appealed this ruling to California Court of Appeal. On March 26, 2008, the Court of Appeal, in a written opinion, denied TSMC’s appeal.
In July 2007, the Beijing High Court denied TSMC’s jurisdictional objection and issued a court order holding that the Beijing High Court shall have proper jurisdiction to try the PRC action. TSMC appealed this order to the Supreme Court of the People’s Republic of China. On January 7, 2008, the Supreme Court heard TSMC’s appeal. On June 13, 2008, the Supreme Court denied TSMC’s appeal and affirmed the jurisdiction of the Beijing High Court.
On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of patent license agreement. TSMC thereafter denied the allegations of the Company’s amended cross-complaint and subsequently filed additional claims that the Company breached the Settlement Agreement by filing an action in the Beijing High Court. The Company has denied these additional claims by TSMC.
On August 15-17, 2007, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin use of certain process recipes in certain of the Company’s 0.13 micron logic process flows. On September 7, 2007, the Court denied TSMC’s preliminary injunction motion, thereby leaving unaffected the Company’s development and sales. However, the court required the Company to provide 10 days’ advance notice to TSMC if the Company plans to disclose logic technology to non-SMIC entities under certain circumstances, to allow TSMC to object to the planned disclosure.

On March 11, 2008, TSMC filed an application for a right to attach order in the California Court. By its application, TSMC sought an order securing an amount equal to the remaining balance on the promissory notes issued by the Company in connection with the Settlement Agreement. The Company opposed the application. A hearing was held on April 3, 2008. On June 24, 2008, the Court denied TSMC’s application.
In May 2008, TSMC filed a motion in the California Court for summary adjudication against the Company on several of the Company’s cross claims. The Company opposed the motion and on July 25, 2008, the Court granted in part and denied in part TSMC’s motion.
On June 23, 2008, the Company filed with California court a cross-complaint against TSMC seeking, among other things, damages for TSMC’s unlawful misappropriation of trade secrets from SMIC to improve its competitive position against SMIC.
On July 10, 2008, the California Court held and granted part of a preliminary injunction hearing on TSMC’s motion to enjoin disclosure of information on certain process recipes in the Company’s 0.30 micron logic process flows to third parties.
Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a preliminary stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations. Because the case is in its preliminary stages, the Company is unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss.
Employees
Save as disclosed in this interim report, there is no material change to the information disclosed in the 2007 annual report of the Company in relation to the number and remuneration of employees, remuneration policies, bonus and share option schemes of employees.
Prospects and Future Plan
In the second half of 2008, the Company will continue its strategic execution on several fronts. First and foremost, the Company aims to continue the conversion efforts of DRAM to Logic production in the Beijing facility. By leveraging existing Logic expertise, the conversion will further expand the Company’s service scale and create better positioning to meet customer demands. In addition, the Company will continue its efforts in developing advanced technology capabilities to meet customer needs. Enhancing resources to better service the current and future customer base still remains a top priority.

Corporate Governance Report
The Company is committed to remaining an exemplary corporate citizen and maintaining a high level of corporate governance in order to protect the interests of its shareholders.
CORPORATE GOVERNANCE PRACTICES
The SEHK’s Code on Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”), which contains code provisions to which an issuer such as the Company, is expected to comply or advise as to reasons for deviations (the “Code Provisions”) and recommended best practices with which an issuer is encouraged to comply (the “Recommended Practices”). At the meeting of the Board on January 25, 2005, the Board approved the Corporate Governance Policy (the “CG Policy”) (which was amended by the Board on July 26, 2005) with effect from such date. The updated CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Corporate Governance”, incorporates all of the code provisions of the CG Code and many of the Recommended Practices.
In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provision of the CG Policy. None of the Directors are aware of any information which would reasonably indicate that the Company is not, or was not, during the financial period from January 1, 2008 to June 30, 2008, in compliance with the CG Policy.
MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS
The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”), which encompasses the requirements of the Model Code as set out in Appendix 10 of the Listing Rules. The Company, having made specific enquiry of all directors, confirms that all members of the Board have complied with the Insider Trading Policy and the Model Code throughout the six months ended June 30, 2008. The senior management as well as all officers, directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.
The Board
The Board has a duty to the Company’s shareholders to direct and oversee the affairs of the Company in order to maximize shareholder value. The Board acting itself and through the various committees of the Board, actively participates in the determination of the overall strategy of the Company, the establishment and monitoring of the achievements of corporate goals and objectives, the oversight of the Company’s financial performance, the establishment of corporate governance practices and policies, and the review of the Company’s system of internal controls. The management of the Company is responsible for the implementation of the overall strategy of the Company and its daily operations and administration. The Board has access to the senior management of the Company to discuss enquiries on management information.

The Board consists of eight directors as at the date of the interim report. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of the Company’s outstanding shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with no more than one class eligible for re-election at any annual general meeting of shareholders.
Each class of director will serve terms of three years. The Class I directors were elected for a term of three years at the Company’s 2008 Annual General Meeting (“2008 AGM”) of the shareholders of the Company (except Dr. Albert Y. C. Yu who retired at the 2008 AGM). The Class II directors were elected at the 2006 Annual General Meeting of the shareholders of the Company for a term of three years. The Class III directors were elected at the 2007 Annual General Meeting of the shareholders of the Company for a term of three years.
For the six months ended June 30, 2008, the Board at all times exceeded the minimum requirements of the Listing Rules relating to the appointment of at least three independent non-executive directors on the board, and complied with the requirement that these should include one such director with appropriate professional qualifications or accounting or related financial management expertise. The roles of the chairman and chief executive officer are segregated and such roles are exercised by Prof. Yang Yuan Wang and Dr. Richard Ru Gin Chang respectively.
At the 2008 AGM, Richard Ru Gin Chang and Henry Shaw were re-elected as Class I executive director and independent non-executive director of the Company respectively and Albert Y. C. Yu retired as a Class I independent non-executive director and did not offer himself for re-election.
Wang Zheng Gang was re-elected at the 2008 Annual General Meeting of the shareholders of the Company as a Class III non-executive director of the Company.
The following table sets forth the names, classes and categories of the directors as at the date of this report:

Name of Director	Category of Director	Class of Director

Yang Yuan Wang	Chairman, Independent Non-executive Director	Class III
Richard Ru Gin Chang	President, Chief Executive Officer, Executive Director	Class I
Henry Shaw	Independent Non-executive Director	Class I
Ta-Lin Hsu	Independent Non-executive Director	Class II
Jiang Shang Zhou	Independent Non-executive Director	Class II
Lip-Bu Tan	Independent Non-executive Director	Class II
Tsuyoshi Kawanishi	Independent Non-executive Director	Class III
Wang Zheng Gang	Non-executive Director	Class III
On an annual basis, each independent non-executive director confirms his independence to the Company, and the Company considers these directors to be independent as such term is defined in the Listing Rules. There are no relationships among members of the Board, including between the Chairman of the Board and the Chief Executive Officer.
The Board meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the Company. The regular Board meeting schedule for a year is planned in the preceding year. The Company Secretary assists the Chairman in preparing the agenda for meetings and the Board in complying with relevant rules and regulations. The relevant papers for the Board meetings are dispatched to the Board members in accordance with the CG code. Directors may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Board meeting, minutes are circulated to all directors for their comment and review prior to their approval of the minutes at the following or a subsequent Board meeting. Transactions in which directors are considered to have a conflict of interest or material interests are not passed by written resolutions and the interested directors are not counted in the quorum and abstain from voting on the relevant matters.

All directors have access to the Company Secretary who is responsible for assisting the Board in complying with applicable procedures regarding compliance matters. Every Board member is entitled to have access to documents provided at the Board meeting or filed into the Company’s minute-book. Furthermore, the Board has established the procedures pursuant to which a director, upon reasonable request, may seek independent professional advice at the Company’s expense in order for such director to exercise such director’s duties. The Company Secretary continuously updates all directors on the latest development of the Listing Rules and other applicable regulatory requirements to assist the Company’s compliance with and maintenance of good corporate governance practices. Each new director is provided with training with respect to such director’s responsibilities under the Listing Rules and other regulatory requirements and the Company’s corporate governance policies and practices.
BOARD COMMITTEES
The Board has established the following committees to assist it in exercising its obligations. These committees consist of only independent non-executive directors who have been invited to serve as members. The committees are governed by their respective charters setting out clear terms of reference.
Audit Committee
As of June 30, 2008, the members of the Audit Committee were Henry Shaw (co-chairman of Audit Committee), Lip-Bu Tan (co-chairman of Audit Committee) and Yang Yuan Wang. None of these members of the Audit Committee have been an executive officer or employee of the Company or any of its subsidiaries. In addition to acting as Audit Committee member of the Company, Mr. Lip-Bu Tan, one of the members of the Audit Committee, currently also serves on the audit committee of three other publicly traded companies, namely SINA Corporation, Flextronics International Ltd. and Integrated Silicon Solution, Inc. In general and in accordance with section 303A.07(a) of the Listed Company Manual of the New York Stock Exchange, the Board considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on the Company’s Audit Committee.
The responsibilities of the Audit Committee include, among other things:
•	making recommendations to the Board concerning the appointment, reappointment, retention, evaluation, oversight and termination of the work of the Company’s independent auditor, including reviewing the experience, qualifications and performance of the senior members of the independent auditor team and pre-approving all non-audit services to be provided by the Company’s independent auditor;
•	approving the remuneration and terms of engagement of the Company’s independent auditor;
•	reviewing reports from the Company’s independent auditor regarding its internal quality-control procedures and any material issues raised in the most recent review or investigation of such procedures and regarding all relationships between the Company and the independent auditor;
•	pre-approving the hiring of any employee or former employee of the Company’s independent auditor who was a member of the audit team during the preceding two years;
•	reviewing the Company’s annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of the Company’s disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;
•	reviewing the planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of the Company’s Internal Audit Department (as defined and discussed below) and the quality and effectiveness of the Company’s internal controls;
•	reviewing the Company’s risk assessment and management policies;

•	reviewing any legal matters that may have a material impact and the adequacy and effectiveness of the Company’s legal and regulatory compliance procedures;
•	establishing procedures for the treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters, potential violations of law and questionable accounting or auditing matters; and
•	obtaining and reviewing reports from management, the Company’s internal auditor and the Company’s independent auditor regarding compliance with applicable legal and regulatory requirements.
The Audit Committee reports its work, findings and recommendations to the Board during each quarterly meeting.
The Audit Committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the audit policy of the Company. The regular meeting schedule for a year is planned in the preceding year. The Company Secretary assists the co-chairmen of the Audit Committee in preparing the agenda for meetings and assists the Audit Committee in complying with the relevant rules and regulations. The relevant papers for the Audit Committee meetings are dispatched to the Audit Committee members in accordance with the CG Code. Members of the Audit Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Audit Committee meeting, minutes are circulated to the members of the Audit Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Audit Committee meeting.
At each quarterly Audit Committee meeting, the Audit Committee reviews with the Acting Chief Financial Officer and the Company’s outside auditors, the financial statements for the financial period and the financial accounting principles, policies and controls of the Company and its subsidiaries. In particular, the Committee discusses (i) the changes in accounting policies and practices, if any; (ii) the going concern assumptions, (iii) compliance with accounting standards and applicable rules and other legal requirements in relation to financial reporting and (iv) the internal controls of the Company relating to financial reporting. Upon the recommendation of the Audit Committee, the Board will approve the financial statements.
Compensation Committee
As of June 30, 2008, the members of the Company’s Compensation Committee were Ta-Lin Hsu (chairman of Compensation Committee), Tsuyoshi Kawanishi and Lip-Bu Tan. None of these members of the Compensation Committee has been an executive officer or employee of the Company or any of its subsidiaries.
The responsibilities of the Compensation Committee include, among other things:
•	approving and overseeing the total compensation package for the Company’s executive officers/senior management (namely, the same category of persons referred to, and required to be disclosed, in the Company’s annual report), evaluating the performance of and determining and approving the compensation to be paid to the Company’s Chief Executive Officer and reviewing the results of the Chief Executive Officer’s evaluation of the performance of the Company’s other executive officers;
•	reviewing and making recommendations to the Board with respect to Director compensation, including equity-based compensation;
•	administering and periodically reviewing and making recommendations to the Board regarding the long-term incentive compensation or equity plans made available to the Directors, employees and consultants;
•	reviewing and making recommendations to the Board regarding executive compensation philosophy, strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for the Company’s executive officers; and
•	ensuring appropriate oversight of the Company’s human resources policies and reviewing strategies established to fulfill the Company’s ethical, legal and human resources responsibilities.

The Compensation Committee reports its work, findings and recommendations to the Board during each quarterly Board meeting.
The Compensation Committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the compensation policy of the Company. The regular meeting schedule for a year is planned in the preceding year. The Company Secretary assists the chairman of the Compensation Committee in preparing the agenda for meetings and assists the Compensation Committee in complying with relevant rules and regulations. The relevant papers for the Compensation Committee meeting are dispatched to Compensation Committee members in accordance with the CG Code. Members of the Compensation Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Compensation Committee meeting, minutes are circulated to the members of the Compensation Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Compensation Committee meeting.
Internal Audit Department
The internal audit department works with and supports the Company’s management team and the Audit Committee in monitoring the Company’s compliance with its internal governance policies. On a regular basis, the internal audit department audits the practices, procedures, expenditure and internal controls of the various departments in the Company. After completing an audit, the internal audit department furnishes the Company’s management team and the Audit Committee with analyses, appraisals, recommendations, counsel, and information concerning the activities reviewed. The internal audit department can also conduct reviews and investigations on an ad hoc basis.
Code of Business Conduct and Ethics
The Board has adopted a code of business conduct and ethics (the “Code of Conduct”) which provides guidance about doing business with integrity and professionalism. The Code of Conduct addresses issues including, among others, fraud, conflicts of interest, corporate opportunities, protection of intellectual property, transactions in the Company’s securities, use of the Company’s assets, and relationships with customers and third parties. Any violation of the Code of Conduct is reported to the Compliance Office, which will subsequently report such violation to the Audit Committee.
U.S. Corporate Governance Practices
Companies listed on the NYSE must comply with certain corporate governance standards under Section 303A of the New York Stock Exchange Listed Company Manual. However, foreign private issuers such as the Company are permitted to follow home country practices in lieu of the provisions of Section 303A, except that such companies are required to comply with certain rules relating to the audit committee. Please refer to the following website at http://www.smics.com/website/enVersion/IR/corporateGovernance.htm for a summary of the significant differences between the Company’s corporate governance practices and those required of U.S. companies under NYSE listing standards.

Other Information
1.	Dividends
The Board of the Company proposed not to declare an interim dividend for the period of the six months ended June 30, 2008.
2.	Share Capital
During the six months ended June 30, 2008, the Company issued 17,316,642 Ordinary Shares to certain of the Company’s eligible participants including employees, directors, officers and service providers of the Company (“eligible participants”) pursuant to the Company’s 2004 stock option plan (the “Stock Option Plan”) and 16,683,981 ordinary shares to certain of the eligible participants pursuant to the Company’s 2004 equity incentive plan.

Number of Shares
Outstanding

Outstanding Share Capital as of June 30, 2008	18,592,920,335
Under the terms of the Company’s 2004 Equity Incentive Plan, the Compensation Committee may grant restricted share units (“Restricted Share Units”) to eligible participants. Each Restricted Share Unit represents the right to receive one Ordinary Share. Restricted Share Units granted to new employees generally vest at a rate of 10% upon the second anniversary of the vesting commencement date, an additional 20% on the third anniversary of the vesting commencement date, and an additional 70% upon the fourth anniversary of the vesting commencement date. Restricted Share Units granted to existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of Ordinary Shares underlying the awards of Restricted Share Units.
For the twelve months ended December 31, 2004, the Compensation Committee granted a total of 118,190,824 Restricted Share Units pursuant to which the Company issued an aggregate of 18,536,451 ordinary shares to its eligible participants on or around July 1, 2005. For the twelve months ended December 31, 2005, the Compensation Committee granted a total of 122,418,740 Restricted Share Units pursuant to which the Company issued an aggregate of 27,591,342 ordinary shares to its eligible participants on or around January 1, 2006 and July 1, 2006. For the twelve months ended December 31, 2006, the Compensation Committee granted a total of 16,058,864 Restricted Share Units pursuant to which the Company issued an aggregate of 3,407,216 ordinary shares to its eligible participants on or around January 1, February 27, March 1, March 3, March 23, May 30, July 1, September 1, September 16, October 1 and October 16, 2007.

For the twelve months ended December 31, 2007, the Compensation Committee granted a total of 40,519,720 Restricted Share Units and for the six months ended June 30, 2008, the Compensation Committee granted a total of 39,827,100 Restricted Share Units. The remaining vesting dates of these Restricted Share Units (after deducting the number of Restricted Share Units granted but cancelled due to the departure of eligible participants prior to vesting) approximately are as follows:

Approximate Restricted Share Units
(the actual number may change
Vesting Dates	due to the departure of employees prior to vesting)

2008
1-Jan	14,777,833
19-Jan	12,500
1-Feb	250,000
1-Mar	200,000
1-Mar	45,790
3-Mar	250,000
23-Mar	175,000
1-Apr	16,667
19-Apr	17,760
25-Apr	150,000
29-Apr	400,000
1-May	100,000
15-May	83,333
25-May	100,000
1-Jun	178,423
16-Jun	166,667
21-Jun	100,000
1-Jul	17,657,012
1-Aug	590,000
1-Sep	10,990,851
1-Sep	693,900
1-Sep	57,271
13-Sep	375,000
16-Sep	75,000
16-Sep	50,000
1-Oct	727,500
1-Oct	96,563
16-Oct	72,216
16-Oct	150,000
1-Nov	250,000
1-Dec	101,930
1-Dec	75,000
6-Dec	100,000
12-Dec	75,000

Approximate Restricted Share Units
(the actual number may change
Vesting Dates	due to the departure of employees prior to vesting)

2009
1-Jan	23,930,096
19-Jan	12,500
1-Feb	250,000
1-Mar	200,000
1-Mar	45,790
3-Mar	250,000
23-Mar	175,000
1-Apr	16,667
19-Apr	17,760
1-May	100,000
15-May	83,333
25-May	100,000
1-Jun	178,423
16-Jun	166,667
21-Jun	100,000
1-Jul	1,058,397
1-Aug	590,000
1-Sep	10,990,851
1-Sep	693,900
1-Sep	57,271
10-Sep	9,450
13-Sep	375,000
16-Sep	75,000
16-Sep	50,000
1-Oct	727,500
1-Oct	96,563
16-Oct	72,216
16-Oct	150,000
1-Nov	250,000
1-Dec	101,930
1-Dec	75,000
6-Dec	100,000
12-Dec	75,000

Approximate Restricted Share Units
(the actual number may change
Vesting Dates	due to the departure of employees prior to vesting)

2010
1-Jan	23,930,096
10-Jan	8,750
19-Jan	12,500
1-Feb	250,000
1-Mar	200,000
1-Mar	45,790
3-Mar	250,000
23-Mar	175,000
1-Apr	16,667
19-Apr	17,760
1-May	100,000
15-May	83,333
25-May	100,000
1-Jun	178,423
16-Jun	166,667
21-Jun	100,000
1-Jul	733,125
1-Sep	693,900
1-Sep	57,271
10-Sep	9,450
16-Sep	75,000
16-Sep	50,000
1-Oct	727,500
1-Oct	96,563
16-Oct	72,216
16-Oct	150,000
1-Nov	250,000
1-Dec	101,930
1-Dec	75,000
6-Dec	100,000
12-Dec	75,000

Approximate Restricted Share Units
(the actual number may change
Vesting Dates	due to the departure of employees prior to vesting)

2011
1-Jan	10,092,846
10-Jan	8,750
19-Jan	12,500
1-Feb	250,000
1-Mar	45,790
1-Apr	16,667
19-Apr	17,760
1-May	100,000
13-May	12,500
15-May	83,333
25-May	100,000
1-Jun	178,423
16-Jun	166,667
21-Jun	100,000
1-Jul	628,125
1-Sep	57,271
10-Sep	9,450
16-Sep	50,000
1-Oct	96,563
16-Oct	150,000
1-Nov	250,000
1-Dec	75,000
12-Dec	75,000

2012
1-Jan	9,314,763
10-Jan	8,750
13-May	12,500
1-Jul	9,375
10-Sep	9,450

2013
10-Jan	8,750

3.	Substantial Shareholders’ Interest
Set out below are the names of the parties (not being a director or chief executive of the Company) which were interested in five percent or more of the nominal value of the share capital of the Company and the respective relevant numbers of shares in which they were interested as of June 30, 2008 as recorded in the register kept by the Company under section 336 of the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong) (“SFO”).

Name of Shareholder	Number of Shares Held	Percentage Held

Shanghai Industrial
Investment (Holdings)	36,310,000 (long position)(1)	0.20% (long position)
Company Limited (“SIIC”)	1,814,991,340 (long position)(2)	9.76% (long position)

Total:	1,851,301,340 (long position)	9.96% (long position)
Notes:

(1)	All such ordinary shares are held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC.

(2)	All such ordinary shares are held by S.I. Technology Production Holdings Limited (“SITPHL”) which is a wholly-owned subsidiary of Shanghai Industrial Holdings Limited (“SIHL”). SIHL is an indirect non-wholly owned subsidiary of SIIC which holds SIHL’s shares through its wholly-owned subsidiaries, namely, SIIC CM Development Limited, SIIC Capital (B.V.I.) Limited and Shanghai Investment Holdings Limited, which together are entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of SI HL. By virtue of the SFO, SIIC and its subsidiaries namely, Shanghai Investment Holdings Limited and Shanghai Industrial Investment Treasury Company Limited are deemed to be interested in the 1,814,991,340 Shares held by SITPHL. The Company’s Director as of June 30, 2008, Wang Zheng Gang, is the Chief Representative of the Shanghai Representative Office of SIHL and the chairman and general manager of SIIC Management (Shanghai) Limited. It is the Company’s understanding that voting and investment control over the ordinary shares beneficially owned by SIHL are maintained by the board of directors of SIHL.

4.	Shareholding Interests Of The Directors Of The Company
As of June 30, 2008, the interests or short positions of the directors in the Ordinary Shares, underlying shares and debentures of the Company (within the meaning of Part XV of the SFO, as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and SEHK pursuant to the Model Code) were as follows:

			Percentage of
			Aggregate Interests
		Number of	to Total Issued
Board Member	Nature of Interest	Shares	Share Capital

Richard Ru Gin Chang	Personal Interest (1)	35,579,550
	Personal Interest (2)(6)	17,600,000
	Corporate Interest (3)	20,000,000
	Interest of Spouse	9,790,000
	Interest of Child under 18	11,200,000

Total		94,169,550	*

Ta-Lin Hsu	Corporate Interest (4)	15,300,010
	Personal Interest (5)(6)	1,000,000

Total		16,300,010	*

Tsuyoshi Kawanishi	Personal Interest (5)(6)	1,000,000
	Personal Interest (7)	1,500,000

Total		2,500,000	*

Henry Shaw	Personal Interest (5)(6)	1,000,000	*
Lip-Bu Tan	Personal Interest (5)(6)	1,000,000	*
Yang Yuan Wang	Personal Interest (5)(6)	1,000,000	*
Albert Y. C. Yu	Personal Interest	1,350,000	*
	Personal Interest (6)(8)	1,000,000	*

Total		2,350,000	*

*	Indicates less than 1%.

Notes:

(1)	Pursuant to a Charitable Pledge Agreement dated December 1, 2003, Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Donors”) have pledged to transfer 10,000,000 of such ordinary shares as a charitable gift to The Richard and Scarlett Chang Family Foundation, a Delaware nonprofit nonstock corporation organized exclusively for religious, charitable, scientific, literary and education purposes within the meaning of Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended, such transfer to be made in full at or prior to the death of the surviving Donor. In addition, 2,639,550 of such ordinary shares are jointly held by Richard Ru Gin Chang and his spouse, Scarlett K. Chang.

(2)	The Compensation Committee has granted Dr. Chang options to purchase an aggregate of 15,100,000 ordinary shares if fully exercised, and an award of 2,000,000 RSUs (each representing the right to receive one ordinary share). As of June 30, 2008, none of these options have been exercised and 75% of the RSUs have vested.

(3)	These ordinary shares are held by Jade Capital Company, LLC, a Delaware limited liability company (the “LLC”), of which Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Members”), are the sole Members. It is the current intention of the Members that all or a portion of the net income of the LLC be used for philanthropic purposes, including but not limited to contributions to charitable organizations that are tax-exempt under Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended.

(4)	Ta-Lin Hsu has a controlling interest in AP3 Co-Investment Partners, LDC, which holds 15,300,010 ordinary shares.

(5)	Each independent Non-executive Director and Non-executive Director was granted an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.22. These options were fully vested on March 19, 2005 and will expire on November 9, 2009. As of June 30, 2008, these options have not been exercised. Lai Xing Cai (who resigned as an Non-executive Director on February 6, 2006) has declined such option. The option granted to Mr. Yen-Pong Jou (who retired as an Independent Non-executive Director at the annual general meeting held on May 30, 2006) lapsed and was cancelled on September 27, 2006.

(6)	Each Director was granted an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.132. These options were fully vested on May 30, 2008 and will expire on the earlier of September 29, 2016 or 120 days after termination of the director’s service to the Board. As of June 30, 2008, these options have not been exercised. Fang Yao (who resigned as non-executive director on August 30, 2007) and Jiang Shang Zhou have declined such option.

(7)	Tsuyoshi Kawanishi has been granted options to purchase an aggregate of 1,500,000 ordinary shares, if fully exercised. As of June 30, 2008, these options have not been exercised.

(8)	On September 29, 2006, the Board granted to Dr. Albert Y. C. Yu 500,000 Restricted Share Units. Shares under the Restricted Share Units are to be automatically vested as to 50% per year starting from May 30, 2007. As of June 30, 2008, all such Restricted Share Units have vested.

2001 Stock Option Plans

											Weighted Average	Weighted Average
											Closing Price of	Closing Price of
							Options Lapsed Due				Shares immediately	Shares immediately
							to Repurchase of				before Dates	before Dates
Name/Eligible		Period during which	No. of Options	Exercise Price	Options Outstanding	Options Lapsed	Ordinary Shares	Options Exercised	Options Cancelled	Options Outstanding	on which Options	on which Options
Employees	Date Granted	Rights Exercisable	Granted	Per Share	as of 12/31/07	During Period	During Period*	During Period	During Period	as of 06/30/08	were Exercised	were Granted
				(USD)							(USD)	(USD)

Employees	28/3/2001	3/28/2001 - 3/27/2011	89,385,000	$0.01	4,756,500	—	—	40,000	—	4,716,500	$0.09	$0.03
Employees	2/4/2001	4/02/2001 - 4/01/2011	2,216,000	$0.01	281,000	—	—	—	—	281,000	$—	$0.03
Employees	16/4/2001	4/16/2001 - 4/15/2011	575,000	$0.01	35,000	—	—	—	—	35,000	$—	$0.03
Employees	28/4/2001	4/28/2001 - 4/27/2011	60,000	$0.01	42,000	—	—	—	—	42,000	$—	$0.03
Employees	14/5/2001	5/14/2001 - 5/13/2011	1,597,000	$0.01	25,000	—	—	—	—	25,000	$—	$0.03
Employees	15/5/2001	5/15/2001 - 5/14/2011	95,000	$0.01	35,000	—	—	—	—	35,000	$—	$0.03
Employees	1/6/2001	6/01/2001 - 5/31/2011	80,000	$0.01	40,000	—	—	—	—	40,000	$—	$0.03
Employees	1/7/2001	7/1/2001 - 6/30/2011	745,000	$0.01	49,000	—	—	—	—	49,000	$—	$0.03
Employees	15/7/2001	7/15/2001 - 7/14/2011	1,045,000	$0.01	314,000	—	—	—	—	314,000	$—	$0.03
Employees	16/7/2001	7/16/2001 - 7/15/2011	2,220,000	$0.01	88,000	—	—	—	—	88,000	$—	$0.03
Employees	27/7/2001	7/27/2001 - 7/26/2011	50,000	$0.01	50,000	—	—	—	—	50,000	$—	$0.03
Employees	30/7/2001	7/30/2001 - 7/29/2011	140,000	$0.01	100,000	—	—	—	—	100,000	$—	$0.03
Employees	1/8/2001	8/01/2001 - 7/31/2011	195,000	$0.01	54,000	—	—	—	—	54,000	$—	$0.03
Employees	7/8/2001	8/07/2001 - 8/06/2011	20,000	$0.01	20,000	—	—	—	—	20,000	$—	$0.03
Employees	15/8/2001	8/15/2001 - 8/14/2011	100,000	$0.01	100,000	—	—	—	—	100,000	$—	$0.03
Employees	20/8/2001	8/20/2001 - 8/19/2011	20,000	$0.01	20,000	—	—	—	—	20,000	$—	$0.03
Employees	24/9/2001	9/24/2001 - 9/23/2011	98,708,500	$0.01	18,536,700	50,000	—	1,167,000	—	17,319,700	$0.08	$0.03
Employees	28/9/2001	9/28/2001 - 9/27/2011	50,000	$0.01	50,000	—	—	—	—	50,000	$—	$0.03
Employees	24/1/2002	1/24/2002 - 1/23/2012	47,653,000	$0.01	11,836,500	10,000	—	840,000	—	10,986,500	$0.06	$0.03
Employees	24/1/2002	1/24/2002 - 1/23/2012	7,684,500	$0.02	1,156,800	22,500	—	25,000	—	1,109,300	$0.06	$0.03
Employees	10/4/2002	4/10/2002 - 4/09/2012	1,315,000	$0.01	10,000	—	—	—	—	10,000	$—	$0.05
Employees	10/4/2002	4/10/2002 - 4/09/2012	47,349,000	$0.02	11,915,900	340,000	—	505,000	—	11,070,900	$0.08	$0.05
Employees	11/4/2002	4/11/2002 - 4/10/2012	4,100,000	$0.01	2,100,000	—	—	—	—	2,100,000	$—	$0.05
Employees	28/6/2002	6/28/2002 - 6/27/2012	39,740,000	$0.02	10,544,000	—	—	2,806,000	—	7,738,000	$0.07	$0.06
Employees	28/6/2002	6/28/2002 - 6/27/2012	18,944,000	$0.05	7,734,000	—	—	10,000	—	7,724,000	$0.65	$0.06
Kawanishi, Tsuyoshi	11/7/2002	7/11/2002 - 7/10/2012	500,000	$0.05	500,000	—	—	—	—	500,000	$—	$0.07
Employees	11/7/2002	7/11/2002 - 7/10/2012	2,780,000	$0.05	80,000	—	—	—	—	80,000	$—	$0.07
Service Providers	26/9/2002	9/26/2002 - 9/25/2012	50,000	$0.05	50,000	—	—	—	—	50,000	$—	$0.03
Employees	26/9/2002	9/26/2005 - 9/25/2012	5,770,000	$0.02	1,555,000	—	—	50,000	—	1,505,000	$0.07	$0.08
Employees	26/9/2002	9/26/2005 - 9/25/2012	65,948,300	$0.05	20,006,310	34,300	—	2,738,100	—	17,233,910	$0.08	$0.08
Employees	9/1/2003	1/09/2003 - 1/08/2013	53,831,000	$0.05	21,090,400	28,000	—	3,726,000	—	17,336,400	$0.08	$0.10

											Weighted Average	Weighted Average
											Closing Price of	Closing Price of
							Options Lapsed Due				Shares immediately	Shares immediately
							to Repurchase of				before Dates	before Dates
Name/Eligible		Period during which	No. of Options	Exercise Price	Options Outstanding	Options Lapsed	Ordinary Shares	Options Exercised	Options Cancelled	Options Outstanding	on which Options	on which Options
Employees	Date Granted	Rights Exercisable	Granted	Per Share	as of 12/31/07	During Period	During Period*	During Period	During Period	as of 06/30/08	were Exercised	were Granted
				(USD)							(USD)	(USD)

Employees	10/1/2003	1/10/2003 - 1/09/2013	720,000	$0.05	720,000	—	—	720,000	—	—	$0.07	$0.10
Employees	22/1/2003	1/22/2003 - 1/21/2013	1,060,000	$0.05	1,060,000	—	—	—	—	1,060,000	$—	$0.10
Employees	1/4/2003	4/01/2003 - 3/31/2013	18,804,900	$0.05	7,995,638	127,700	—	463,720	—	7,404,218	$0.08	$0.14
Employees	15/4/2003	4/15/2003 - 4/14/2013	550,000	$0.05	550,000	—	—	—	—	550,000	$—	$0.14
Senior Management	24/4/2003	4/24/2003 - 4/23/2013	1,500,000	$0.05	1,450,000	—	—	—	—	1,450,000	$—	$0.14
Employees	24/4/2003	4/24/2003 - 4/23/2013	58,838,000	$0.05	23,369,400	18,000	—	2,838,000	—	20,513,400	$0.08	$0.14
Employees	15/7/2003	7/15/2003 - 7/14/2013	59,699,900	$0.05	20,347,020	172,000	—	1,282,000	—	18,893,020	$0.08	$0.17
Employees	10/10/2003	10/10/2003 - 10/09/2013	49,535,400	$0.10	24,161,900	4,543,000	—	—	—	19,618,900	$—	$0.29
Employees	5/1/2004	1/05/2004 - 1/04/2014	130,901,110	$0.10	68,598,317	2,576,875	—	112,602	—	65,908,840	$0.10	$0.33
Kawanishi, Tsuyoshi	15/1/2004	1/15/2004 - 1/14/2014	1,000,000	$0.10	1,000,000	—	—	—	—	1,000,000	$—	$0.33
Service Providers	15/1/2004	1/15/2004 - 3/01/2005	4,100,000	$0.10	100,000	—	—	—	—	100,000	$—	$0.14
Senior Management	15/1/2004	1/15/2004 - 1/14/2014	10,700,000	$0.10	1,955,000	—	—	—	—	1,955,000	$—	$0.14
Others	15/1/2004	1/15/2004 - 1/14/2014	4,600,000	$0.10	2,500,000	—	—	—	—	2,500,000	$—	$0.35
Employees	15/1/2004	1/15/2004 - 1/14/2014	20,885,000	$0.10	8,004,000	400,000	—	—	—	7,604,000	$—	$0.33
Senior Management	16/2/2004	2/16/2004 - 2/15/2014	900,000	$0.25	700,000	—	—	—	—	700,000	$—	$0.33
Others	16/2/2004	2/16/2004 - 2/15/2014	12,300,000	$0.25	6,130,000	—	—	—	—	6,130,000	$—	$0.35
Employees	16/2/2004	2/16/2004 - 2/15/2014	14,948,600	$0.10	4,953,500	271,000	—	—	—	4,682,500	$—	$0.33
Employees	16/2/2004	2/16/2004 - 2/15/2014	76,454,880	$0.25	44,616,360	1,938,630	—	—	—	42,677,730	$—	$0.33

2001 Preference Share Plans

											Weighted Average	Weighted Average
											Closing Price of	Closing Price of
							Options Lapsed Due				Shares immediately	Shares immediately
							to Repurchase of				before Dates	before Dates
Name/Eligible		Period during which	No. of Options	Exercise Price	Options Outstanding	Options Lapsed	Ordinary Shares	Options Exercised	Options Cancelled	Options Outstanding	on which Options	on which Options
Employees	Date Granted	Rights Exercisable	Granted	Per Share	as of 12/31/07	During Period	During Period*	During Period	During Period	as of 6/30/08	were Exercised	were Granted
				(USD)							(USD)	(USD)

Employees	24/9/2001	9/24/2001 - 9/23/2011	249,098,700	$0.11	22,274,200	724,000	—	—	—	21,550,200	$—	$0.11
Employees	28/9/2001	9/28/2001 - 9/27/2011	50,000	$0.11	50,000	—	—	—	—	50,000	$—	$0.11
Employees	3/11/2001	11/03/2001 - 11/02/2011	780,000	$0.35	515,000	—	—	—	—	515,000	$—	$0.11
Employees	24/1/2002	1/24/2002 - 1/23/2012	58,357,500	$0.11	5,771,500	185,000	—	—	—	5,586,500	$—	$0.12
Employees	10/4/2002	4/10/2002 - 4/09/2012	51,384,000	$0.11	3,351,900	135,000	—	—	—	3,216,900	$—	$0.13
Employees	28/6/2002	6/28/2002 - 6/27/2012	63,332,000	$0.11	9,282,500	1,420,000	—	—	—	7,862,500	$—	$0.14
Service Providers	11/7/2002	7/11/2002 - 7/10/2012	462,000	$0.11	202,000	—	—	—	—	202,000	$—	$0.14
Employees	11/7/2002	7/11/2002 - 7/10/2012	4,530,000	$0.11	805,000	—	—	—	—	805,000	$—	$0.14
Service Providers	26/9/2002	9/26/2002 - 9/25/2012	50,000	$0.11	50,000	—	—	—	—	50,000	$—	$0.15
Employees	26/9/2002	9/26/2002 - 9/25/2012	73,804,800	$0.11	12,383,900	364,400	—	—	—	12,019,500	$—	$0.15
Employees	9/1/2003	1/09/2003 - 1/08/2013	12,686,000	$0.11	1,237,000	—	—	—	—	1,237,000	$—	$0.17

2004 Stock Option Plan

												Weighted Average	Weighted Average
												Closing Price of	Closing Price of
								Options Lapsed				Shares immediately	Shares immediately
								Due to Repurchase				before Dates on	before Dates
Name/Eligible		Period during which	No. of Options	Exercise Price	Options Outstanding	Additional Options	Options Lapsed	of Ordinary Shares	Options Exercised	Options Cancelled	Options Outstanding	which Options were	on which Options
Employees	Date Granted	Rights Exercisable	Granted	Per Share	as of 12/31/07	Granted During Period	During Period	During Period*	During Period	During Period	as of 06/30/08	Exercised	were Granted
				(USD)								(USD)	(USD)

Senior Management	18/3/2004	3/18/2004 - 3/17/2014	150,000	$0.35	150,000	—	—	—	—	—	150,000	$—	$0.35
Others	18/3/2004	3/18/2004 - 3/17/2014	20,000	$0.35	20,000	—	—	—	—	—	20,000	$—	$0.35
Employees	18/3/2004	3/18/2004 - 3/17/2014	49,949,700	$0.35	29,733,600	—	1,769,900	—	—	—	27,963,700	$—	$0.35
Richard Chang	7/4/2004	4/07/2004 - 4/06/2014	100,000	$0.31	100,000	—	—	—	—	—	100,000	$—	$0.31
Employees	25/4/2004	4/25/2004 - 4/24/2014	22,591,800	$0.28	14,511,900	—	1,491,700	—	—	—	13,020,200	$—	$0.28
Others	27/7/2004	7/27/2004 - 7/26/2014	200,000	$0.20	100,000	—	—	—	—	—	100,000	$—	$0.20
Employees	27/7/2004	7/27/2004 - 7/26/2014	35,983,000	$0.20	19,257,000	—	773,800	—	—	—	18,483,200	$—	$0.20
Kawanishi, Tsuyoshi	10/11/2004	11/10/2004 - 11/09/2009	500,000	$0.22	500,000	—	—	—	—	—	500,000	$—	$0.22
Employees	10/11/2004	11/10/2004 - 11/09/2014	52,036,140	$0.22	27,125,125	—	2,223,145	—	—	—	24,901,980	$—	$0.22
Ta-Lin Hsu	10/11/2004	11/10/2004 - 11/09/2009	500,000	$0.22	500,000	—	—	—	—	—	500,000	$—	$0.22
Henry Shaw	10/11/2004	11/10/2004 - 11/09/2009	500,000	$0.22	500,000	—	—	—	—	—	500,000	$—	$0.22
Lip-Bu Tan	10/11/2004	11/10/2004 - 11/09/2009	500,000	$0.22	500,000	—	—	—	—	—	500,000	$—	$0.22
Wang Yang Yuan	10/11/2004	11/10/2004 - 11/09/2009	500,000	$0.22	500,000	—	—	—	—	—	500,000	$—	$0.22
Senior Management	11/5/2005	5/11/2005 - 5/10/2015	1,100,000	$0.20	700,000	—	—	—	—	—	700,000	$—	$0.20
Others	11/5/2005	5/11/2005 - 5/10/2015	100,000	$0.20	100,000	—	—	—	—	—	100,000	$—	$0.20
Employees	11/5/2005	5/11/2005 - 5/10/2015	94,381,300	$0.20	62,441,236	—	4,239,295	—	—	—	58,201,941	$—	$0.20
Richard Chang	11/5/2005	5/11/2005 - 5/10/2015	15,000,000	$0.20	15,000,000	—	—	—	—	—	15,000,000	$—	$0.22
Employees	11/8/2005	8/11/2005 - 8/10/2015	32,279,500	$0.22	17,821,700	—	1,594,200	—	—	—	16,227,500	$—	$0.22
Senior Management	11/11/2005	11/11/2005 - 11/10/2015	11,640,000	$0.15	8,240,000	—	—	—	—	—	8,240,000	$—	$0.15
Others	11/11/2005	11/11/2005 - 11/10/2015	3,580,000	$0.15	3,580,000	—	—	—	—	—	3,580,000	$—	$0.15
Employees	11/11/2005	11/11/2005 - 11/10/2015	149,642,000	$0.15	114,736,200	—	6,654,400	—	—	—	108,081,800	$—	$0.15

												Weighted Average	Weighted Average
												Closing Price of	Closing Price of
								Options Lapsed				Shares immediately	Shares immediately
								Due to Repurchase				before Dates on	before Dates
Name/Eligible		Period during which	No. of Options	Exercise Price	Options Outstanding	Additional Options	Options Lapsed	of Ordinary Shares	Options Exercised	Options Cancelled	Options Outstanding	which Options were	on which Options
Employees	Date Granted	Rights Exercisable	Granted	Per Share	as of 12/31/07	Granted During Period	During Period	During Period*	During Period	During Period	as of 06/30/08	Exercised	were Granted
				(USD)								(USD)	(USD)

Employees	20/2/2006	2/20/2006 - 2/19/2016	62,756,470	$0.15	45,087,976	—	4,132,277	—	—	—	40,955,699	$—	$0.15
Employees	12/5/2006	5/12/2006 - 5/11/2016	22,216,090	$0.15	17,319,000	—	1,160,400	—	—	—	16,158,600	$—	$0.15
Kawanishi, Tsuyoshi	29/9/2006	9/29/2006 - 9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Others	29/9/2006	9/29/2006 - 9/28/2011	400,000	$0.13	400,000	—	400,000	—	—	—	—	$—	$0.13
Employees	29/9/2006	9/29/2006 - 9/28/2016	40,394,000	$0.13	32,359,500	—	2,676,400	—	—	—	29,683,100	$—	$0.13
Richard Chang	29/9/2006	9/29/2006 - 9/28/2016	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Ta-Lin Hsu	29/9/2006	9/29/2006 - 9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Henry Shaw	29/9/2006	9/29/2006 - 9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Lip-Bu Tan	29/9/2006	9/29/2006 - 9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Wang Yang Yuan	29/9/2006	9/29/2006 - 9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Albert Y.C. Yu	29/9/2006	9/29/2006 - 9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Others	10/11/2006	11/10/2006 - 11/09/2016	2,450,000	$0.13	2,150,000	—	—	—	—	—	2,150,000	$—	$0.13
Employees	10/11/2006	11/10/2006 - 11/09/2016	33,271,000	$0.11	24,821,000	—	2,486,000	—	—	—	22,335,000	$—	$0.11
Employees	16/5/2007	5/16/2007 - 5/15/2017	123,528,000	$0.15	112,975,000	—	9,428,250	—	—	—	103,546,750	$—	$0.15
Senior Management	16/5/2007	5/16/2007 - 5/15/2017	1,300,000	$0.15	1,300,000	—	—	—	—	—	1,300,000	$—	$0.15
Others	16/5/2007	5/16/2007 - 5/15/2017	5,421,000	$0.15	5,421,000	—	420,000	—	—	—	5,001,000	$—	$0.15
Employees	28/12/2007	12/28/2007 - 12/27/2017	88,339,000	$0.10	88,339,000	—	15,356,000	—	—	—	72,983,000	$—	$0.10
Others	28/12/2007	12/28/2007 - 12/27/2017	5,300,000	$0.10	5,300,000	—	—	—	—	—	5,300,000	$—	$0.10
Employees	12/2/2008	2/12/2008 - 2/11/2018	127,441,000	$0.08	—	127,441,000	8,577,700	—	—	—	118,863,300	$—	$0.08
Others	12/2/2008	2/12/2008 - 2/11/2018	600,000	$0.08	—	600,000	—	—	—	—	600,000	$—	$0.08
Senior Management	12/2/2008	2/12/2008 - 2/11/2018	1,800,000	$0.08	—	1,800,000	—	—	—	—	1,800,000	$—	$0.08

2004 Equity Incentive Plan

												Weighted Average	Weighted Average
												Closing Price of	Closing Price of
								Options Lapsed				Shares immediately	Shares immediately
								Due to Repurchase				before Dates on	before Dates on
Name/Eligible		Period during which	No. of Options	Exercise Price	Options Outstanding	Additional Options	Options Lapsed	of Ordinary Shares	Options Exercised	Options Cancelled	Options Outstanding	which Restricted	which Restricted
Employees	Date Granted	Rights Exercisable	Granted	Per Share	as of 12/31/07	Granted During Period	During Period	During Period*	During Period	During Period	as of 06/30/08	Share Units were Vested	Share Units were Granted
				(USD)								(USD)	(USD)

Employees	1/7/2004	7/01/2005 - 6/30/2015	96,856,590	$0.00	14,775,610	—	1,462,000	—	14,999	—	13,298,611	$0.13	$0.22
Senior Management	27/7/2004	7/27/2005 - 7/26/2015	1,130,000	$0.00	257,500	—	—	—	—	—	257,500	$—	$0.20
Employees	27/7/2004	7/27/2005 - 7/26/2015	19,447,520	$0.00	3,086,880	—	85,000	—	50,000	—	2,951,880	$0.07	$0.20
Employees	11/5/2005	5/11/2006 - 5/10/2016	4,630,000	$0.00	740,000	—	57,500	—	210,000	—	472,500	$0.11	$0.20
Richard Chang	11/5/2005	5/11/2006 - 5/10/2016	2,000,000	$0.00	500,000	—	—	—	—	—	500,000	$—	$0.20
Senior Management	11/8/2005	8/11/2005 - 8/10/2015	916,830	$0.00	409,568	—	—	—	48,848	—	360,720	$0.11	$0.22
Others	11/8/2005	8/11/2005 - 8/10/2015	156,888	$0.00	18,788	—	—	—	—	—	18,788	$—	$0.22
Employees	11/8/2005	8/11/2005 - 8/10/2015	69,430,022	$0.00	25,158,274	—	1,607,293	—	436,239	—	23,114,742	$0.09	$0.22
Senior Management	11/11/2005	11/11/2005 - 11/10/2015	2,910,000	$0.00	1,545,000	—	—	—	515,000	—	1,030,000	$0.11	$0.15
Others	11/11/2005	11/11/2005 - 11/10/2015	2,100,000	$0.00	1,075,000	—	—	—	25,000	—	1,050,000	$0.11	$0.15
Employees	11/11/2005	11/11/2005 - 11/10/2015	40,275,000	$0.00	24,046,250	—	720,000	—	7,326,250	—	16,000,000	$0.11	$0.15
Employees	20/2/2006	2/20/2006 - 2/19/2016	3,110,000	$0.00	1,647,500	—	595,000	—	442,500	—	610,000	$0.11	$0.15
Employees	12/5/2006	5/12/2006 - 5/11/2016	2,700,000	$0.00	2,450,000	—	50,000	—	650,000	—	1,750,000	$0.07	$0.15
Employees	29/9/2006	9/29/2006 - 9/28/2016	720,000	$0.00	390,000	—	75,000	—	—	—	315,000	$—	$0.13
Albert Y.C. Yu	29/9/2006	9/29/2006 - 9/28/2016	500,000	$0.00	500,000	—	—	—	—	—	500,000	$—	$0.13
Others	10/11/2006	11/10/2006 - 11/09/2016	1,688,864	$0.00	1,616,648	—	—	—	350,000	—	1,266,648	$0.13	$0.11
Employees	10/11/2006	11/10/2006 - 11/09/2016	7,340,000	$0.00	4,425,000	—	521,250	—	420,000	—	3,483,750	$0.13	$0.11
Employees	16/5/2007	5/16/2007 - 5/15/2017	33,649,720	$0.00	29,930,790	—	1,657,750	—	7,162,000	—	21,111,040	$0.11	$0.14
Others	16/5/2007	5/16/2007 - 5/15/2017	1,000,000	$0.00	1,000,000	—	—	—	250,000	—	750,000	$0.10	$0.14
Employees	28/12/2007	12/28/2007 - 12/27/2017	4,910,000	$0.00	4,910,000	—	300,000	—	—	—	4,610,000	$—	$0.10
Others	28/12/2007	12/28/2007 - 12/27/2017	960,000	$0.00	960,000	—	—	—	—	—	960,000	$—	$0.10
Employees	12/2/2008	2/12/2008 - 2/11/2018	38,817,100	$0.00	—	38,817,100	2,308,550	—	—	—	36,508,550	$—	$0.08
Others	12/2/2008	2/12/2008 - 2/11/2018	270,000	$0.00	—	270,000	—	—	—	—	270,000	$—	$0.08
Senior Management	12/2/2008	2/12/2008 - 2/11/2018	740,000	$0.00	—	740,000	—	—	—	—	740,000	$—	$0.08

5.	Repurchase, Sale Or Redemption Of Securities
The Company has not repurchased, sold or redeemed any of its securities during the six months ended June 30, 2008.
6.	Material Litigation And Arbitration
Overview of TSMC Litigation:
Beginning in December 2003 through August 2004, the Company became subject to several lawsuits brought by Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”) relating to alleged infringement of certain patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits.
On January 31, 2005, the Company entered into a settlement agreement, without admission of liability, which provided for the dismissal of all pending legal actions without prejudice between the two companies (the “Settlement Agreement”). The terms of the Settlement Agreement also included:
1)	The Company and TSMC agreed to cross-license each other’s patent portfolio for all semiconductor device products, effective from January 2005 through December 2010.
2)	TSMC covenanted not to sue the Company for trade secret misappropriation as alleged in TSMC’s legal actions as it related to .15um and larger processes subject to certain conditions (“TSMC Covenant”). The TSMC Covenant did not cover .13um and smaller technologies after 6 months following execution of the Settlement Agreement (July 31, 2005). Excluding the .13um and smaller technologies, the TSMC Covenant remains in effect indefinitely, terminable upon a breach by the Company.
3)	The Company is required to deposit certain Company materials relating to .13ìm and smaller technologies into an escrow account until December 31, 2006 or under certain circumstances for a longer period of time.
4)	The Company agreed to pay TSMC an aggregate of $175 million in installments of $30 million for each of the first five years and $25 million in the sixth year.
Accounting under the Settlement Agreement:
In accounting for the Settlement Agreement, the Company determined that there were several components of the Settlement Agreement — settlement of litigation, covenant not to sue, patents licensed by us to TSMC and the use of TSMC’s patent license portfolio both prior and subsequent to the settlement date.
The Company does not believe that the settlement of litigation, covenant not to sue or patents licensed by us to TSMC qualify as accounting elements. In regard to the settlement of litigation, the Company cites the following:
•	The settlement agreement reached between TSMC and SMIC clearly stated that there was no admission of liability by either party;
•	The settlement agreement required all parties to bear their own legal costs;
•	There were no other damages associated with the Settlement Agreement;
•	There was a provision in the Settlement Agreement for a grace period to resolve any misappropriation issues had they existed;
•	Although a complaint had been filed by TSMC on trade secret infringement, TSMC has never identified which trade secrets it claimed were being infringed upon by the Company;
•	The Settlement Agreement was concluded when the litigation process was still at a relatively early stage and the outcome of the litigation was therefore highly uncertain.

The TSMC covenant not to sue for alleged trade secrets misappropriation does not qualify as a separable asset in accordance with either SFAS 141 or SFAS 142 as TSMC had never specified the exact trade secrets that it claimed were misappropriated, the Company’s belief that TSMC’s trade secrets may be obtained within the marketplace by other legal means and the Company never obtained the legal right to use TSMC’s trade secrets.
In addition, the Company did not attribute any value to the patents licensed to TSMC under the Settlement Agreement due to the limited number of patents held by the Company at the time of the Settlement Agreement.
As a result, the Company determined that only the use of TSMC’s patent license portfolio prior and subsequent to the settlement date were considered elements of an arrangement for accounting purposes. In attributing value to these two elements, the Company first discounted the payment terms of the $175 million settlement amount using an annual 3.4464% interest rate to arrive at a net present value of $158 million. This amount was then allocated to the pre- and post-settlement periods based on relative fair value, as further described below.
Based on this approach, $16.7 million was allocated to the pre-settlement period, reflecting the amount that the Company would have paid for use of the patent license portfolio prior to the date of the Settlement Agreement. The remaining $141.3 million, representing the relative fair value of the licensed patent license portfolio, was recorded on the Company’s consolidated balance sheets as a deferred cost and is being amortized over a six-year period, which represents the life of the licensed patent license portfolio. The amortization of the deferred cost is included as a component of cost of sales in the consolidated statements of operations.
Valuation of Deferred Cost
The fair value of the patent license portfolio was calculated by applying the estimated royalty rate to the specific revenue generated and expected to be generated from the specific products associated with the patent license portfolio.
The selected royalty rate was based on the review of median and mean royalty rates for the following categories of licensing arrangements:
a)	Existing third-party license agreements with SMIC;
b)	The analysis of comparable industry royalty rates related to semiconductor chip/integrated circuit (“IC”) related technology; and
c)	The analysis of comparable industry royalty rates related to semiconductor fabrication.
On an annualized basis, the amounts allocated to past periods was lower than that allocated to future periods as the Company assumed increases in revenues relating to the specific products associated with the patent license portfolio.
As the total estimated fair value of the patent license portfolio exceeded the present value of the settlement amount, the Company allocated the present value of the settlement amount based on the relative fair value of the amounts calculated prior and subsequent to the settlement date.

Recent TSMC Legal Developments:
On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas)) in the Superior Court of the State of California, County of Alameda for alleged breach of the Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement.
In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products.
The Company has vigorously denied all allegations of misappropriation. The Court has made no finding that TSMC’s claims are valid, nor has it set a trial date.
On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.
On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.
TSMC filed with the California court in January 2007 a motion seeking to enjoin the PRC action. In February 2007, TSMC filed with the Beijing High Court a jurisdictional objection, challenging the competency of the Beijing High Court’s jurisdiction over the PRC action.
In March 2007, the California Court denied TSMC’s motion to enjoin the PRC action. TSMC appealed this ruling to California Court of Appeal. On March 26, 2008, the Court of Appeal, in a written opinion, denied TSMC’s appeal.
In July 2007, the Beijing High Court denied TSMC’s jurisdictional objection and issued a court order holding that the Beijing High Court shall have proper jurisdiction to try the PRC action. TSMC appealed this order to the Supreme Court of the People’s Republic of China. On January 7, 2008, the Supreme Court heard TSMC’s appeal. On June 13, 2008, the Supreme Court denied TSMC’s appeal and affirmed the jurisdiction of the Beijing High Court.
On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of patent license agreement. TSMC thereafter denied the allegations of the Company’s amended cross-complaint and subsequently filed additional claims that the Company breached the Settlement Agreement by filing an action in the Beijing High Court. The Company has denied these additional claims by TSMC.
On August 15-17, 2007, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin use of certain process recipes in certain of the Company’s 0.13 micron logic process flows. On September 7, 2007, the Court denied TSMC’s preliminary injunction motion, thereby leaving unaffected the Company’s development and sales. However, the court required the Company to provide 10 days’ advance notice to TSMC if the Company plans to disclose logic technology to non-SMIC entities under certain circumstances, to allow TSMC to object to the planned disclosure.

On March 11, 2008, TSMC filed an application for a right to attach order in the California Court. By its application, TSMC sought an order securing an amount equal to the remaining balance on the promissory notes issued by the Company in connection with the Settlement Agreement. The Company opposed the application. A hearing was held on April 3, 2008. On June 24, 2008, the Court denied TSMC’s application.
In May 2008, TSMC filed a motion in the California Court for summary adjudication against the Company on several of the Company’s cross claims. The Company opposed the motion and on July 25, 2008, the Court granted in part and denied in part TSMC’s motion.
On June 23, 2008, the Company filed with California court a cross-complaint against TSMC seeking, among other things, damages for TSMC’s unlawful misappropriation of trade secrets from SMIC to improve its competitive position against SMIC.
On July 10, 2008, the California Court held and granted part of a preliminary injunction hearing on TSMC’s motion to enjoin disclosure of information on certain process recipes in the Company’s 0.30 micron logic process flows to 3rd parties.
Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a preliminary stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations. Because the case is in its preliminary stages, the Company is unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss.

7.	Changes In The Members Of The Board Of Directors
At the 2008 AGM, Dr. Richard R. Chang and Mr. Henry Shaw were re-elected as Class I executive director and Class I non-executive director of the Company respectively and Mr. Wang Zheng Gang was re-elected as Class III non-executive director of the Company. At the 2008 AGM, Dr. Albert Y. C. Yu retired as a Class I non-executive director of the Company and did not offer himself for re-election.
On August 11, 2008, Mr. Henry Shaw resigned as a member of the Audit Committee of the Company and on the same day, Mr. Jiang Shang Zhou was appointed as a member of the Audit Committee in place of Mr. Shaw.
8.	Waiver From Compliance With The Listing Rules
The Stock Exchange has granted a conditional waiver (the “Waiver”) to the Company from the strict compliance with rule 3.24 of the Listing Rules. Under rule 3.24 of the Listing Rules, the Company must employ an individual on a full-time basis who, amongst other things, must be a qualified accountant and a fellow or associate member of the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) (previously known as the Hong Kong Society of Accountants) or a similar body of accountants recognized by HKICPA for the purpose of granting exemptions from the examination requirement for membership of HKICPA.
The Waiver is subject to the following conditions:
1.	Ms. Morning Wu (“Ms. Wu”), the Acting Chief Financial Officer of the Company, being a member of the senior management of the Company, is able to meet all the requirements set out in rule 3.24 of the Listing Rules, save for being a fellow or associate member of the HKICPA or a similar body of accountants recognized by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of HKICPA; and
2.	the Company has in place arrangement(s) providing Ms. Wu with access to the assistance of Ms. Mei Fung Hoo, who shall continue to be a member of the HKICPA and Institute of Chartered Accountants in Australia, to provide assistance to Ms. Wu in the discharge of her duties as the Qualified Accountant of the Company during the period of the Waiver.
The Waiver was extended on April 15, 2008 by the SEHK for a further period of 9 months commencing from April 15, 2008 (the “Extended Waiver”). The Extended Waiver will cease on January 14, 2009 or when the Company fails to fulfill any of the above conditions to the Waiver, whichever is earlier.
Save as disclosed above and in the prospectus of the Company dated March 8, 2004, the Company has not received any waivers from compliance with the Listing Rules

9.	Review By Audit Committee
The Audit Committee has reviewed with the management of the Company, the accounting principles and practices accepted by the Group and the interim financial statements of the Company for the six months ended June 30, 2008.

By order of the Board of Directors
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer
Shanghai, PRC
September 19, 2008

Condensed Consolidated Statement of Operations
For the six months ended June 30, 2008 and 2007
(in US$ thousands, except per share data)
(unaudited)

		Six months ended June 30,
	NOTES	2008	2007

Sales	14	$705,288	$763,114
Cost of sales		717,016	687,683

Gross profit (loss)		(11,728)	75,431

Operating expenses (income):
Research and development		71,917	44,927
General and administrative		31,934	31,834
Selling and marketing		9,240	8,127
Amortization of acquired intangible assets		13,683	12,442
Impairment loss of long-lived assets		105,774	—
Income from sales of manufacturing equipment and other fixed assets		(1,646)	(28,495)

Total operating expenses		230,902	68,835

Income (Loss) from operations	15	(242,630)	6,596

Other income (expense):
Interest income		7,817	5,558
Interest expense		(32,547)	(11,660)
Foreign currency exchange gain (loss)		12,796	(1,086)
Others, net		3,145	1,086

Total other expense, net		(8,789)	(6,102)

Income (Loss) before income tax		(251,419)	494

Income taxes benefit (expense)	13	(21,188)	7,585
Minority interest		2,449	840
Loss from equity investment		(326)	(2,213)

Net income (loss) attributable to holders of ordinary shares		(270,484)	6,706

Income (Loss) per ordinary share, basic		$(0.01)	$0.00

Income (Loss) per ordinary share, diluted		$(0.01)	$0.00

Shares used in calculating basic income (loss) per ordinary share		18,583,169,690	18,465,759,673

Shares used in calculating diluted income (loss) per ordinary share		18,583,169,690	18,718,977,415
The accompanying notes are an integral part of these consolidated financial statements.

Condensed Consolidated Balance Sheet
As of June 30, 2008 and December 31, 2007
(in US$ thousands)
(unaudited)

		June 30,	December 31,
	NOTES	2008	2007

ASSETS
Current assets:
Cash and cash equivalents		$480,265	$469,284
Restricted Cash	6	91,130	—
Short-term investments		32,326	7,638
Accounts receivable, net of allowances of $4,491,881 and of $4,492,090 on June 30, 2008 and December 31, 2007, respectively	7	262,418	298,388
Inventories	8	252,394	248,310
Prepaid expense and other current assets		43,758	31,237
Receivable for sale of manufacturing equipments and other fixed assets		19,504	17,321
Assets held for sale		1,505	3,124

Total current assets		1,183,300	1,075,302

Land use rights, net		56,973	57,552
Plant and equipment, net	9	3,073,940	3,202,958
Acquired intangible assets, net		219,543	232,195
Deferred cost, net		58,864	70,637
Equity investment		9,570	9,896
Other long-term prepayments		2,431	2,988
Deferred tax assets	13	44,483	56,915

TOTAL ASSETS		$4,649,104	$4,708,444

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	10	$345,801	$301,993
Short-term borrowings	11	242,908	107,000
Current portion of long-term debts	11	341,630	340,693
Accrued expenses and other current liabilities		130,233	150,110
Current portion of promissory notes	12	29,242	29,242
Income tax payable		482	1,153

Total current liabilities		1,090,296	930,190

Long-term liabilities:
Promissory notes	12	37,441	51,057
Long-term debts	11	695,292	616,295
Long-term payables relating to license agreements		43,489	62,833
Deferred tax liabilities		621	605

Total long-term liabilities		776,843	730,790

Total liabilities		1,867,139	1,660,980

Minority interest		32,496	34,944

Stockholders’ equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 authorized, 18,592,920,335 and 18,558,919,712 shares issued and outstanding on June 30, 2008 and December 31, 2007, respectively		7,437	7,424
Additional paid-in capital		3,320,932	3,313,376
Accumulated other comprehensive income (loss)		(137)	(2)
Accumulated deficit		(578,763)	(308,279)

Total stockholders’ equity		2,749,469	3,012,519

TOTAL LIABILITIES, MINORITY INTEREST, AND STOCKHOLDERS’ EQUITY		$4,649,104	$4,708,444

Net Current Assets		$93,004	$145,112

Total assets less current liabilities		$3,558,808	$3,778,254
The accompanying notes are an integral part of these consolidated financial statements.

Condensed Consolidated Statement of Stockholders’ Equity And Comprehensive Income (Loss)
For the six months ended June 30, 2008 and 2007
(in US$ thousands, except share data)
(unaudited)

				Accumulated
			Additional	other		Total	Total
	Ordinary shares		paid-in	comprehensive	Accumulated	stockholders	Comprehensive
	Share	Amount	capital	income	deficit	equity	Income (loss)

Balance at January 1, 2008	18,558,919,712	$7,424	$3,313,376	$(2)	$(308,279)	$3,012,519	$—
Exercise of employee stock options	34,000,623	$13	666	—	—	679	—
Share based compensation	—	—	6,890	—	—	6,890	—
Net loss	—	—	—	—	$(270,484)	(270,484)	(270,484)
Foreign currency translation adjustments	—	—	—	(135)	—	(135)	(135)

Balance at June 30, 2008	18,592,920,335	$7,437	$3,320,932	$(137)	$(578,763)	$2,749,469	$(270,619)

Balance at January 1, 2007	18,432,756,463	$7,373	$3,288,765	$92	$(288,810)	$3,007,420	—

Exercise of employee stock options	60,427,587	24	2,508	—	—	2,532	—
Share based compensation	—	—	11,003	—	—	11,003	—
Net income	—	—	—	—	6,706	6,706	$6,706
Foreign currency translation adjustments	—	—	—	(27)	—	(27)	(27)

Balance at June 30, 2007	18,493,184,050	$7,397	$3,302,276	$65	$(282,104)	$3,027,634	$6,679
The accompanying notes are an integral part of these consolidated financial statements.

Condensed Consolidated Statement of Cash Flows
For the six months ended June 30, 2008 and 2007
(in US$ thousands)
(unaudited)

	Six months ended June 30,
	2008	2007

Operating activities:
Net Income (Loss)	$(270,484)	$6,706

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Minority interest	(2,449)	(840)
Deferred tax	12,449	(7,777)
Gain on disposal of plant and equipment	(1,646)	(28,495)
Depreciation and amortization	379,641	348,558
Non-cash interest expense on promissory notes and long-term payable relating to license agreements	3,912	2,403
Amortization of acquired intangible assets	13,683	12,442
Share-based compensation	6,890	11,003
Loss from equity investment	326	2,213
Loss on impairment of long-lived assets	105,774	—
Changes in operating assets and liabilities:
Accounts receivable	35,970	(48,194)
Inventories	(4,084)	37,213
Prepaid expense and other current assets	(13,321)	8,276
Accounts payable	17,130	(10,790)
Accrued expenses and other current liabilities	322	4,209
Income tax payable	(671)	87
Other long-term liabilities	—	(3,333)

Net cash provided by operating activities	283,442	333,681

Investing activities:
Purchase of plant and equipment	(318,564)	(317,723)
Proceeds received from assets held for sale	1,333	6,466
Proceeds from disposal of plant & equipment	494	9,751
Purchase of acquired intangible assets	(41,292)	(6,452)
Acquisition of minority interest	—	(1,000)
Purchase of short-term investments	(136,822)	(63,844)
Sale of short-term investments	112,134	48,715
Change in restricted cash	(91,130)	—

Net cash used in investing activities	(473,847)	(324,087)

Financing activities:
Proceeds from short-term debts	280,488	107,000
Repayment of short-term debts	(144,580)	(70,000)
Repayment of promissory notes	(15,000)	(15,000)
Proceeds from long-term debts	250,715	—
Repayment of long-term debts	(170,781)	(25,271)
Proceeds from exercise of employee stock options	680	2,533

Net cash provided by (used in) financing activities	201,521	(738)

Effect of exchange rate changes	(135)	(27)

Net increase in cash and cash equivalents	10,981	8,829
Cash and cash equivalents, beginning of period	469,284	363,620

Cash and cash equivalents, end of period	$480,265	$372,449

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$9,410	$130

Interest paid	$26,717	$18,122

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING OR FINANCING ACTIVITIES

Inception of accounts payable for plant and equipment	$(165,518)	$(351,415)

Inception of long-term payable for acquired intangible assets	$(43,489)	$(14,458)

Inception of receivable for sales of manufacturing equipment and other fixed assets	$19,504	$109,908
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2008 and 2007
(unaudited; in US$ thousands)
1.	Basis Of Presentation
The accompanying consolidated financial statements include the results of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”). All inter-company accounts and transactions have been eliminated in consolidation. The interim consolidated financial statements included herein are unaudited and have been prepared in accordance with accounting principles generally accepted in the United State of America, or GAAP and applicable rules and regulations of the Securities and Exchange Commission, regarding interim financial reporting and Appendix 16, “Disclosure of financial information,” of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes thereto contained in the Company’s Annual Report for the year ended December 31, 2007 dated on April 25, 2008. The December 31, 2007 consolidated balance sheet included herein was derived from the audited financial statements as of that date, but does not include all disclosures including notes required by GAAP. In the opinion of management, these interim consolidated financial statements reflect all adjustments of a normal recurring nature necessary to present fairly the Company’s results for the interim periods. The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from those estimates. In addition, the Company’s operating results for the six months ended June 30, 2008 may not be indicative of the operating results for the full fiscal year or any other future period.
2.	Recently Issued Accounting Standards
On January 1, 2008, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 157 “Fair Value Measurements” (SFAS No. 157) for all financial assets and financial liabilities and for all non-financial assets and non-financial liabilities recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. The adoption of SFAS No. 157 did not have a significant impact on our consolidated financial statements, and the resulting fair values calculated under SFAS No. 157 after adoption were not significantly different than the fair values that would have been calculated under previous guidance. See “Note 3: Fair Value” for further details on our fair value measurements.
In February 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (FSP 157-1) and FSP 157-2, “Effective Date of FASB Statement No. 157” (FSP 157-2). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until January 1, 2009. We are currently evaluating the impact that SFAS No. 157 will have on our consolidated financial statements when it is applied to non-financial assets and non-financial liabilities that are not measured at fair value on a recurring basis on January 1, 2009.

2.	Recently Issued Accounting Standards (Continued)
In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities”. The standard requires unrealized gains and losses to be included in earnings for items reported using the fair value option. SFAS No.159 permits companies to choose to measure many financial instruments and certain other items at fair value. SFAS No.159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company did not elect the fair value option described in SFAS No.159 for financial instruments and certain other items.
In December 2007, the FASB issued Statement No. 141 (revised 2007) “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest at their fair values as of the acquisition date. SFAS 141(R) also requires that acquisition-related costs be recognized separately from the acquisition. SFAS 141(R) is applicable to the Company’s business combinations, if any, occurring after January 1, 2009. SFAS 141(R) has no impact on previously consummated business combinations. The adoption of SFAS No. 141 (R) will change the Company’s accounting treatment for business combinations on a prospective basis, beginning January 1, 2009.
In December 2007, the FASB issued Statement No. 160 “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB 51” (“SFAS 160”). SFAS 160 requires non-controlling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity. SFAS 160 also requires that when a parent company acquires control of a subsidiary, it must include 100% of the fair value of all the acquired company’s assets and liabilities in its consolidated financial statements. SFAS 160 is effective for us on January 1, 2009. SFAS 160 is to be applied prospectively to business combinations occurring; certain disclosure and presentation requirements are to be applied retrospectively upon adoption. The Company is currently evaluating whether the adoption of SFAS 160 will have a material impact on the Company’s consolidated financial position, results of operations or cash flow.
On March 19, 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement 133,” or Statement 161. Statement 161 enhances required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under FASB Statement No 133, “Accounting for Derivative Instruments and Hedging Activities.” and (c) derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Specifically, Statement 161 requires:
•	Disclosure of the objectives for using derivative instruments in terms of underlying risk and accounting designation;

•	Disclosure of the fair values of derivative instruments and their gains and losses in a tabular format;

•	Disclosure of information about credit-risk-related contingent features; and

•	Cross-reference from the derivative footnote to other footnotes in which derivative-related information is disclosed.
SFAS 161 is effective for periods beginning after November 15, 2008. The Company has not yet determined the impact on its consolidated financial statements of adopting SFAS No. 161.

2.	Recently Issued Accounting Standards (Continued)
In April, 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). In determining the useful life of acquired intangible assets, FSP FAS 142-3 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. The Company is currently evaluating the potential impact of FSP FAS 142-3 on its consolidated financial statements.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. The current GAAP hierarchy has been criticized because it is directed to the auditor rather than the entity, it is complex, and it ranks FASB Statements of Financial Accounting Concepts, which are subject to the same level of due process as FASB Statements of Financial Accounting Standards, below industry practices that are widely recognized as generally accepted but that are not subject to due process. The adoption of FASB 162 is not expected to have a material impact on the Company’s consolidated financial position and results of operations.
3.	Fair Value
SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and we consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
Fair Value Hierarchy
SFAS No. 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS No. 157 establishes three levels of inputs that may be used to measure fair value:
Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 1 assets and liabilities consist of money market fund deposits that are traded in an active market with sufficient volume and frequency of transactions.
Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 2 assets include derivative financial instruments priced using inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

3.	Fair Value (Continued)
Fair Value Hierarchy (Continued)
Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.
Assets/Liabilities Measured at Fair Value on a Recurring Basis
Assets and liabilities measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of June 30, 2008:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total Balance

Assets
Money market fund deposits	46,043	—	—	46,043
Derivative assets	—	4,282	—	4,282

Total assets measured at fair value	$46,043	$4,282	$—	$50,325

Liabilities
Derivative liabilities	—	2,313	—	2,313

Total liabilities measured at fair value	$—	$2,313	$—	$2,313

3.	Fair Value (Continued)
Fair Value Hierarchy (Continued)
Assets and liabilities measured and recorded at fair value on a recurring basis, excluding accrued interest components, were presented on our consolidated balance sheets as of June 30, 2008 as follows:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs
(In Thousands)	(Level 1)	(Level 2)	(Level 3)	Total Balance

Assets
Cash and cash equivalents	46,043	—	—	46,043
Prepaid expense and other current assets	—	4,282	—	4,282

Total assets measured at fair value	$46,043	$4,282	$—	$50,325

Liabilities
Accrued expenses and other current liabilities	—	2,313	—	2,313

Total liabilities measured at fair value	$—	$2,313	$—	$2,313
We price our derivative financial instruments, consisting of forward foreign exchange contracts and interest rate swap contracts using quoted market prices for similar instruments or pricing models, such as discounted cash flow techniques, with all significant inputs derived from or corroborated by observable market data. Discounted cash flow techniques use observable market inputs, such as LIBOR-based yield curves, currency spot, forward rates, and credit ratings.

4.	Revenue Recognition
The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers. The Company recognizes revenue to customers upon shipment and title transfer. The Company also provides certain services, such as mask making, testing and probing. Revenue is recognized when the services are completed or upon shipment of semiconductor products.
Customers have the right of return within one year pursuant to warranty and sales return provisions, which has been minimal. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.
The Company was contracted to provide management services to certain government-owned foundries. Service revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable, and collection is reasonably assured.
5.	Share-based Compensation
The Company grants stock options to its employees and certain non-employees. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), (“SFAS 123(R)”) “Share-Based Payment,” which establishes accounting for equity instruments exchanged for services, on January 1, 2006.
Under the provisions of SFAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant).
The Company’s total actual share-based compensation expense for the six months ended June 30, 2008 and 2007 are $6,890,000 and $11,003,000, respectively.
The fair value of each option grant and share granted are estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	Six months ended June 30,
	2008	2007

Option grants
Average risk-free rate of return	2.42%	4.64%
Expected term	1-4 years	2-4 years
Volatility rate	36.45%	37.61%
Expected dividend yield	0%	0%

5.	Share-based Compensation (Continued)
Share-based compensation plans
The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company.
In 2004, the Company adopted the 2004 Stock Option Plan (“2004 Option Plan”) whereby the Company grants stock options to attract, retain and motivate employees, directors and service providers. Following the completion of the IPO, the Company began issuing stock options solely through the 2004 Option Plan. Options to purchase 1,317,000,000 ordinary shares are authorized under the 2004 Option Plan. Under the terms of the 2004 Option Plan options are granted at the fair market value of the Company’s ordinary shares. The majority of the options have a contractual life of 10 years from the date of grant and vest over a requisite service period of 4 years. Any compensation expense is recognized on a straight-line basis over the employee service period. As of June 30, 2008, options to purchase 721,861,645 ordinary shares were outstanding. As of June 30, 2008, options to purchase 594,454,845 ordinary shares were available for future grants.
In 2001, the Company adopted the 2001 Stock Option Plan (“2001 Option Plan”). Options to purchase 998,675,840 ordinary shares and 536,566,500 Series A convertible preference shares are authorized under the 2001 Option Plan. Options to purchase Series A convertible preference shares were converted into options to purchase ordinary shares immediately prior to the completion of the IPO. Under the terms of the 2001 Option Plan, options are generally granted at prices equal to the fair market value as estimated by the Board of Directors. The majority of the options have a contractual life of 10 years from the date of grant and vest over a requisite service period of 4 years. Any compensation expense is recognized on a straight-line basis over the employee service period. As of June 30, 2008, options to purchase 357,059,386 ordinary shares were outstanding. As of June 30, 2008, options to purchase 399,085,607 ordinary shares were available for future grant. However, following the IPO, the Company no longer issues stock options under the 2001 Option Plan.
A summary of the stock option activities and additional information regarding options outstanding as of June 30, 2008 is as follows:

		Weighted	Weighted average
	Number	average	remaining	Aggregate
	of options	exercise price	contractual life	intrinsic value

Outstanding at January 1, 2008	1,042,398,482	$0.14
Granted	129,841,000	$0.08
Exercised	17,323,422	$0.04
Cancelled or forfeited	75,995,029	$0.13
Outstanding at June 30, 2008	1,078,921,031	$0.13	6.96 years	35,880,135
Vested or expected to vest at June 30, 2008	896,839,933	$0.13	6.72 years	30,743,470
Exercisable at June 30, 2008	494,533,238	$0.07	5.34 years	35,130,292
During the six months ended June 30, 2008 and 2007, the total intrinsic value of the options exercised were $970,000 and $4,780,000, respectively.

5.	Share-based Compensation (Continued)
Share-based compensation plans (Continued)
Certain options were granted to non-employees that resulted in a share-based compensation of $211,000 and $318,000 during the six months ended June 30, 2008 and 2007, respectively.
The weighted-averaged grant date fair value of options granted for the six months ended June 30, 2008 and 2007 was $0.03 and $0.05, respectively.
Restricted share units
In January 2004, the Company adopted the 2004 Equity Incentive Plan (“2004 EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. Under the 2004 EIP, the Company was authorized to issue up to 2.5% of the issued and outstanding ordinary shares immediately following the closing of its initial public offering in March 2004, which were 455,409,330 ordinary shares. As of June 30, 2008, 131,929,729 restricted share units were outstanding and 196,692,231 ordinary shares were available for future grant through the issuance of restricted shares, restricted share units and stock appreciation rights. The RSUs vest over a requisite service period of four years and expire 10 years from the date of grant. Any compensation expense is recognized on a straight-line basis over the employee service period.
A summary of the restricted share unit activities is as follows:

		Weighted	Weighted average
	Number	average	remaining	Aggregate
	of share units	exercise price	contractual life	fair value

Outstanding at January 1, 2008	119,442,808	$0.14
Granted	39,827,100	$0.08
Vested	(17,900,836)	$0.15
Cancelled or forfeited	(9,439,343)	$0.12
Outstanding at June 30, 2008	131,929,729	$0.13	8.18 years	16,669,108
Vested or expected to vest at June 30, 2008	54,871,533	$0.09	9.49 years	5,016,675
Pursuant to the 2004 EIP, the Company granted 39,827,100 restricted share units during the six months ended June 30, 2008 and the fair value of the restricted share units at the date of grant was $3,268,830 which is expensed over the vesting period. As a result, the Company has recorded a compensation expense of $3,692,000 during the six months ended June 30, 2008.
Unrecognized compensation cost related to non-vested share-based compensation
As of June 30, 2008, there was $18,098,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2001 Stock Option Plan, 2004 Stock Option Plan and 2004 EIP. The cost is expected to be recognized over a weighted-average period of 1.30 years.

6.	Restricted cash
Restricted cash consists of bank time deposits pledged against short-term loans granted to the Company.
7.	Account Receivable, Net Of Allowances
The Company determines credit terms for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing.
An aging analysis of trade debtors is as follows:

	June 30,	December 31,
	2008	2007

Current	$200,084	$249,490
Overdue:
Within 30 days	17,010	39,132
Between 31 to 60 days	10,144	6,108
Over 60 days	35,180	3,658

	$262,418	$298,388
8.	Inventories

	June 30,	December 31,
	2008	2007

Raw materials	$97,433	$83,646
Work in progress	109,604	139,959
Finished goods	45,357	24,705

	$252,394	$248,310
9.	Plant and equipment, net
During the six month ended June 30, 2008, the Company reached an agreement with certain customers to discontinue production of DRAM products and subsequently the Company’s Board of Directors decided to exit the commodity DRAM business as a whole. The Company considered these actions to be an indicator of impairment in regard to the plant and equipment in the Company’s Beijing facility. Based on a detailed analysis, the Company recorded an impairment loss of $105,774,000, equal to the excess of the carrying value over the fair value of the associated assets. The Company computed the fair value of the plant and equipment utilizing a discounted cash flow approach.

10.	Accounts Payable
An aging analysis of the accounts payable is as follows:

	June 30,	December 31,
	2008	2007

Current	$266,053	$223,528
Overdue:
Within 30 days	33,250	46,572
Between 31 to 60 days	18,669	10,227
Over 60 days	27,829	21,666

	$345,801	$301,993
11.	Indebtedness
Long-term and short-term debt is as follows:

			June 30,	December 31,
	Maturity	Interest rate	2008	2007

Shanghai USD syndicate loan	2006-2010	3.65%-5.76%	$329,980	$393,910
Beijing USD syndicate loan	2006-2010	4.78%-6.38%	400,040	500,020
EUR syndicate loan	2005-2012	4.62%-5.87%	47,902	51,058
Tianjin USD syndicate loan	2007-2012	4.08%-6.03%	259,000	12,000

			1,036,922	956,988
Less: Current portion of long-term debts			341,630	340,693

Long-term debts			$695,292	$616,295

Short-term debts		3.32%-7.30%	$242,908	$107,000

12.	Promissory Notes
In 2005, the Company reached a settlement and license agreement with Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC”). Under this agreement, the Company issued thirteen non-interest bearing promissory notes with an aggregate amount of $175,000,000 as the settlement consideration. The Company has recorded a discount of $17,031,000 for the imputed interest on the notes, which was calculated using an effective interest rate of 3.45% per annum and has been recorded as a reduction of the face amounts of the promissory notes. The Company repaid $15,000,000 and $15,000,000 in the six months ended June 30, 2008 and 2007 respectively. The outstanding promissory notes are as follows:

	June 30, 2008
		Discounted
Maturity	Face value	value

2008	15,000	14,746
2009	30,000	28,747
2010	25,000	23,190

	70,000	66,683
Less: Current portion of promissory notes	$30,000	29,242

Long-term portion of promissory notes	$40,000	37,441
13.	Income Taxes
The Company is a tax exempted company incorporated in the Cayman Islands.
Prior to January 1, 2008, the subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “FEIT Laws”).
On March 16, 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law (“New EIT Law”) which is effective January 1, 2008. Under the New EIT Law, domestically-owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. The New EIT Law also provides a transition period starting from its effective date for those enterprises which were established before the promulgation date of the new EIT Law and which are entitled to a preferential lower tax rate and/or tax holiday under the FEIT Law or other related regulations. Based on the New EIT Law, the tax rate of such enterprises will transit to the uniform tax rate within a five-year transition period. The tax holiday, which has been enjoyed by such enterprises before the effective date of the New EIT law, may continue to be enjoyed until the end of the holiday, and the tax holiday which has not been started due to the enterprise has not been profitable, is forced to take effect regardless whether the FIEs become profitable or not since 2008.
According to Guofa [2007] No. 39 — the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”) issued on 26 December 2007, from January 1, 2008, the enterprises that originally enjoy the preferential policies of low tax rate shall gradually transit to statutory tax rate within 5 years after the enforcement of the new EIT Law. The enterprises that enjoyed a tax rate of 15% under the FEIT Law shall be levied at a rate of 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012.

13.	Income Taxes (Continued)
Later, on February 22, 2008, the PRC government promulgated Caishui [2008] No.1, the Notice of the Ministry of Finance and State Administration of Tax concerning Certain Enterprise Income Tax Preferential Policies (“Caishui No.1”). Pursuant to Caishui No.1, integrated circuit production enterprises whose total investment exceeds RMB 8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to preferential tax rate of 15%. If the operation period is more than 15 years, those enterprises are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction for the following five years.
The detailed tax status of SMIC’s PRC entities is elaborated as follows:
1)	Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”)

Pursuant to the preferential tax policy available under the FEIT law as well as other related tax regulation, SMIC Shanghai was subject to a reduced income tax rate of 15%. According to Circular Guofa (2000) No. 18 — New Policy Implemented for Software and Semiconductor Industries (“Circular 18”) issued by the State Council of China, SMIC Shanghai is entitled to a 10-year tax holiday, i.e. 5-year full exemption followed by 5-year half reduction for FEIT rate starting from the first profit-making year after utilizing all prior years’ tax losses. The tax holiday enjoyed by SMIC Shanghai took effect in 2004 when the company entered into its first profit-making year.

In accordance with the tax incentives stipulated by the New EIT Law and Caishui No.1, the company should be eligible to enjoy the tax holiday through its expiry in 2013. The tax rate applicable to SMIC Shanghai should be 15% as it meets the qualifying criteria proscribed in Caishui No.1.

2)	Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”) and Semiconductor Manufacturing International (Tianjin) Corporation (“SMIC Tianjin”)

SMIC Beijing and SMIC Tianjin are manufacturing enterprises and according to Circular 18, SMIC Beijing and SMIC Tianjin were also entitled to a 10-year tax holiday, i.e. 5-year full exemption followed by 5-year half reduction in FEIT rate starting from its first profit-making year after utilizing all prior years’ tax losses. However, both entities were in a loss position as of June 30, 2008, and the tax holiday has yet to take effect.

SMIC Beijing and Tianjin, which meet the qualifying criteria in Caishui No.1, are eligible to enjoy the preferential tax rate of 15% and 10-year tax holiday, i.e. 5-year full exemption followed by 5-year half reduction since the first profit-making year after utilizing all prior years’ tax losses.

3)	Semiconductor Manufacturing International (Chengdu) Corporation (“SMIC Chengdu”)

Under FEIT law, SMIC Chengdu was qualified to enjoy a 5-year tax holiday, i.e. 2-year full exemption followed by 3-year half reduction in FEIT rate starting from its first profit-making year after utilizing all prior years’ tax losses. Until June 30, 2008, SMIC Chengdu was still in a loss position.

Pursuant to the New EIT Law, the company is forced to start the tax holiday in 2008 at the statutory tax rate of 25% regardless of whether or not it is profitable.

13.	Income Taxes (Continued)
4)	SMIC Energy Technology (Shanghai) Corporation (“SMIC Energy Technology”)

SMIC Energy Technology is a manufacturing enterprise located in the Shanghai Pudong New Area. Pursuant to the preferential tax policy granted to the Pudong New Area under FEIT Law, SMIC Energy Technology was subject to a reduced income tax rate of 15% and qualified to enjoy a 5-year tax holiday, i.e. 2-year full exemption followed by 3-year half reduction in FEIT rate starting from its first profit-making year after utilizing all prior year tax losses. The above mentioned tax holiday enjoyed by SMIC Energy Technology was triggered in 2007. The tax holiday enjoyed by the company is eligible to continue until its expiry in 2011 in accordance with the transition rules stipulated by the New EIT Law and Gircular 39. In the meantime, the tax rate will gradually transit to 25% within a 5-year transition period starting from 2008.
For the six months ended June 30, 2008, the Company recorded withholding income tax expense of $8,150,000 for license income generated from its PRC subsidiaries.
The Company’s other subsidiaries are subject to respective local country’s income tax law of their respective jurisdictions. i.e., including those of Japan, the United States of America, Taiwan, Europe and Hong Kong. The Company had minimal taxable income in Japan, the United States of America, Europe and Hong Kong. For the six months ended June 30, 2008, the Company recorded income tax expense of $405,000 for the service income generated in Japan.
As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes by the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable for the difference that are expected to affect taxable income. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
The provision for income tax by location of the tax jurisdiction for the six months ended June 30, 2008 and 2007 are as follows:

	Six months ended June 30,
	2008	2007
PRC
– Current	—	—
– Deferred	12,449	(7,776)

Foreign
– Current	8,739	191
– Deferred	—
	$21,188	$(7,585)

13.	Income Taxes (Continued)
The effective tax rate for the six months ended June 30, 2008 is 5%. The effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the Company operates. For interim financial reporting, the Company estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the anticipated annual rate. As the year progresses, the Company refines the estimates of the year’s taxable income as new information becomes available, including year-to-date financial results. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Company adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate. Significant judgment is required in determining the effective tax rate and in evaluating the tax positions.
Effective January 1, 2007, the Company adopted FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109” (“FIN 48”), which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. Based on its FIN 48 analysis documentation, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits. The adoption of FIN 48 did not have any impact on the Company total liabilities or shareholders’ equity. The Company has no material uncertain tax positions as of June 30, 2008 or unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of June 30, 2008, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.
Under the Corporate Income Tax Law, the profits of a foreign invested enterprise arising in year 2008 and beyond which will be distributed to its immediate holding company outside China will be subject to withholding tax at 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong which are also tax residents in Hong Kong will be eligible for a reduced 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region. Since the Company intends to reinvest its earnings to further expand its businesses in mainland China, its PRC subsidiaries do not intend to distribute any profit arising in year 2008 and beyond to their immediate foreign holding companies in the foreseeable future. Accordingly, as of June 30, 2008, the Company has not recorded any withholding tax on the retained earnings of its PRC subsidiaries.

14.	Segment And Geographic Information
The Company is engaged primarily in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits and other semiconductor services, and manufacturing design of semiconductor masks. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information required by SFAS No. 131 can be found in the consolidated financial statements.

	Six months ended June 30,
	2008	2007

Total sales:
North America	$383,126	$306,108
Europe	68,360	181,766
Asia Pacific (Excluding Japan, Korea and Taiwan)	112,863	105,110
Taiwan	101,912	92,724
Japan	26,398	72,089
Korea	12,629	5,317

	$705,288	$763,114
Revenue is attributed to countries based on location of customer’s headquarters.
Substantially all of the Company’s long-lived assets are located in the PRC.
15.	Income (Loss) From Operations

	Six months ended June 30,
	2008	2007

Income (Loss) from operations is arrived at after charging (crediting):
Depreciation and amortization of property, plant and equipment	$367,247	$336,194
Amortization of land use rights	621	591
Amortization of deferred cost	11,773	11,773
Amortization of acquired intangible assets	13,683	12,442

16.	Transactions With Managed Government-Owned Foundries
The Company provides management services to Cension Semiconductor Manufacturing Corporation (“Cension”) and Wuhan Xinxin Semiconductor Manufacturing Corporation, which are government-owned foundries.
On April 10, 2007, Cension entered into an Asset Purchase Agreement (the “Agreement”) with Elpida Memory, Inc. (“Elpida”), a Japan based memory chip manufacturer, for the purchase of Elpida’s 200mm wafer processing equipment currently located in Hiroshima, Japan for the total price of approximately $320 million.
As part of the Agreement, the Company provided a corporate guarantee for a maximum guarantee liability of $163.2 million on behalf of Cension in favour of Elpida. The Company’s guarantee liability will terminate upon full payment of the purchase price by Cension to Elpida. In return for providing the above corporate guarantee, the Company received a guarantee fee from Cension based on 1.5% of the guarantee amount, or $2.4 million. Some 200mm wafer processing equipment purchased under the Agreement, with the total amount of $160 million, was held as collateral under the guarantee.
Of the $320 million of processing equipment (“Equipment”), a portion remained in Hiroshima and continued to be operated by Elpida until June 30, 2008. The Company is entitled to the net profit (loss) associated with the ongoing operations of this equipment, net of a guaranteed fixed share of revenue for Elpida, during the transitional period when the equipment acquired by Cension is relocated from Hiroshima to Chengdu.
On August 30, 2007, Cension negotiated with Elpida and subsequently reduced the purchase price to US$309.5 million.
In April 2008, the Company entered into an agreement with Cension to purchase roughly half of the Equipment from Cension for approximately US$152 million. These equipment will be used for the Company’s future expansion.
17.	Commitments
(a)	Purchase commitments
As of June 30, 2008 the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered at the Company’s facility by June 30, 2009.

At June 30,
2008

Facility construction	$75,616
Machinery and equipment	369,394

445,010

17.	Commitments (Continued)
(b)	Royalties
Beginning in 2002, the Company has entered into several license and technology agreements with third parties. The terms of the contracts range from 3 to 10 years. The Company is subject to royalty payments based on a certain percentage of product sales, using the third parties’ technology or license. In the six months ended June 30, 2008 and 2007, the Company incurred royalty expenses of $9,871,000 and $4,572,000, respectively.
Beginning in 2003, the Company has entered into several license agreements with third parties where the Company provides access to certain licensed technology. The Company will receive royalty payments based on a certain percentage of product sales using the Company’s licensed technology. In the six months ended June 30, 2008 and 2007, the Company earned royalty income of $882,000 and $675,000, respectively, which is included as net revenue in the statement of operations.
(c)	Operating lease as lessor
The Company owns apartment facilities that are leased to the Company’s employees at negotiated prices. The apartment rental agreement is renewed on an annual basis. The Company also leases office space to non-related third parties. Office lease agreements are renewed on an annual basis as well. The total amount of rental income recorded in the six months ended June 30, 2008 and 2007 was $2,520,978 and $3,181,000, respectively.
(d)	Operating lease as lessee
The Company leases land use rights, gas tanks and other operational equipment under non-cancellable leases expiring at various times through 2053. Future minimum lease payments under these leases at June 30, 2008 are as follows:

Year ending
2008	$522
2009	216
2010	182
2011	183
2012	155
Thereafter	3,073

$4,331
The total operating lease expenses recorded in the six months ended June 30, 2008 and 2007 was $344,000 and $515,000, respectively.

18.	Reconciliation Of Basic And Diluted Income (Loss) Per Ordinary Share

	Six months ended June 30,
(in US$ thousands except per share data)	2008	2007

Net Income (loss)	(270,484)	6,706

Basic and diluted:
Weighted average ordinary shares outstanding	18,583,252,272	18,471,431,795
Less: Weighted average ordinary shares outstanding subject to repurchase	(82,582)	(5,672,122)

Weighted average shares used in computing basic income (loss) per ordinary share	18,583,169,690	18,465,759,673

Effect of dilutive securities:
Weighted average ordinary shares outstanding subject to repurchase	—	5,672,122
Stock options	—	111,408,934
Restricted share units	—	136,136,686

Weighted average shares used in computing diluted income (loss) per ordinary share	18,583,169,690	18,718,977,415

Basic income (loss) per share	$(0.01)	$0.00

Diluted income (loss) per share	$(0.01)	$0.00
As of June 30, 2008, the Company had 128,831,259 ordinary share equivalents outstanding that could have potentially diluted loss per share in the future, but which were excluded in the computation of diluted loss per share in the six months ended June 30, 2008, as its effect would have been anti-dilutive due to the net loss reported in the period.
As of June 30, 2007, the Company had 492,183,214 ordinary share equivalents outstanding that could have potentially diluted income per share in the future, but which were excluded in the computation of diluted income per share in 2007, as their exercise prices were above the average market values in the six months ended June 30, 2007.
19.	Dividend
No dividend has been paid or declared by the Company during the six months ended June 30, 2008 and 2007, respectively.

20.	Litigation
On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas)) in the Superior Court of the State of California, County of Alameda for alleged breach of the Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement.
In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products.
The Company has vigorously denied all allegations of misappropriation. The Court has made no finding that TSMC’s claims are valid, nor has it set a trial date.
On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.
On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.
TSMC filed with the California court in January 2007 a motion seeking to enjoin the PRC action. In February 2007, TSMC filed with the Beijing High Court a jurisdictional objection, challenging the competency of the Beijing High Court’s jurisdiction over the PRC action.
In March 2007, the California Court denied TSMC’s motion to enjoin the PRC action. TSMC appealed this ruling to California Court of Appeal. On March 26, 2008, the Court of Appeal, in a written opinion, denied TSMC’s appeal.
In July 2007, the Beijing High Court denied TSMC’s jurisdictional objection and issued a court order holding that the Beijing High Court shall have proper jurisdiction to try the PRC action. TSMC appealed this order to the Supreme Court of the People’s Republic of China. On January 7, 2008, the Supreme Court heard TSMC’s appeal. On June 13, 2008, the Supreme Court denied TSMC’s appeal and affirmed the jurisdiction of the Beijing High Court.
On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of patent license agreement. TSMC thereafter denied the allegations of the Company’s amended cross-complaint and subsequently filed additional claims that the Company breached the Settlement Agreement by filing an action in the Beijing High Court. The Company has denied these additional claims by TSMC.
On August 15-17, 2007, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin use of certain process recipes in certain of the Company’s 0.13 micron logic process flows. On September 7, 2007, the Court denied TSMC’s preliminary injunction motion, thereby leaving unaffected the Company’s development and sales. However, the court required the Company to provide 10 days’ advance notice to TSMC if the Company plans to disclose logic technology to non-SMIC entities under certain circumstances, to allow TSMC to object to the planned disclosure.

20.	Litigation (Continued)
On March 11, 2008, TSMC filed an application for a right to attach order in the California Court. By its application, TSMC sought an order securing an amount equal to the remaining balance on the promissory notes issued by the Company in connection with the Settlement Agreement. The Company opposed the application. A hearing was held on April 3, 2008. On June 24, 2008, the Court denied TSMC’s application.
In May 2008, TSMC filed a motion in the California Court for summary adjudication against the Company on several of the Company’s cross claims. The Company opposed the motion and on July 25, 2008, the Court granted in part and denied in part TSMC’s motion.
On June 23, 2008, the Company filed with California court a cross-complaint against TSMC seeking, among other things, damages for TSMC’s unlawful misappropriation of trade secrets from SMIC to improve its competitive position against SMIC.
On July 10, 2008, the California Court held and granted part of a preliminary injunction hearing on TSMC’s motion to enjoin disclosure of information on certain process recipes in the Company’s 0.30 micron logic process flows to 3rd parties.
Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a preliminary stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations. Because the case is in its preliminary stages, the Company is unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation
Date: October 10, 2008	By:	/s/ Richard R. Chang
		Name:	Richard R. Chang
		Title:	Chief Executive Officer